
10011781


SEC MAIL
RECEIVED
PROCESSING
MAY 28 2010
WASH. D.C.
193
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

BIDDEFORD AND SACO WATER COMPANY
(Exact name of issuer as specified in its charter)

Maine
(State or other jurisdiction of incorporation or organization

181 Elm Street
Biddeford, ME 04005
(207) 282-1543
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

C.S. Mansfield, Jr., President
181 Elm Street
Biddeford, ME 04005
(207) 282-1543
(Address, including zip code, and telephone number,
including area code, of agent for service)

Copy to

Gregory S. Fryer, Esq.
Verrill Dana, LLP
One Portland Square
Portland, ME 04112-0586

1623 (Primary standard Industrial Classification Code Number)	01-0029570 (I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

	Business Address:	Residential Address:
C.S. Mansfield, Jr.	181 Elm Street Biddeford, ME 04005	6 Glenhaven Circle Saco, ME 04072
David E. Briggs	181 Elm Street Biddeford, ME 04005	51 Wild Dunes Way, Unit 8 Old Orchard Beach, ME 04064
Richard A. Hull III	Park One Eleven 409 Alfred Street Biddeford, ME 04005	429 Goodwins Mills Road Lyman, ME 04002
Michael A. Morel	181 Elm Street Biddeford, ME 04005	132 Hills Beach Road Biddeford, ME 04005
Wayne A. Sherman	181 Elm Street Biddeford, ME 04005	4 Pilgrim Lane Saco, ME 04072

(b) The issuer's officers:

	Business Address:	Residential Address:
C.S. Mansfield, Jr. President and Treasurer	181 Elm Street Biddeford, ME 04005	6 Glenhaven Circle Saco, ME 04072
Robert R. Theriault Assistant Treasurer	181 Elm Street Biddeford, ME 04005	156 Lyman Street Ext. Westbrook, ME 04092

(c) The issuer's general partners:

Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Cede & Co. c/o Depository Trust Co. P.O. Box 863, Bowling Green Station New York, NY 42,716	53.85%
Meredith H. McLaughlin P.O. Box 643363 Vero Beach, FL 32964	7.84%

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

The issuer's common stock is traded in the over-the-counter market. The issuer is not aware of any persons who are beneficial owners of more than 5 percent of any class of the issuer's equity securities except as follows:

Meredith H. McLaughlin P.O. Box 643363 Vero Beach, FL 32964	8.60%

(f) Promoters of the issuer:

Not applicable.

(g) Affiliates of the issuer:

The issuer has no affiliates, other than its directors and executive officers, identified in Item 1(a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering:

Verrill Dana, LLP, One Portland Square, P.O. Box 586, Portland, ME 04112-0586

(i) Each underwriter with respect to the proposed offering.

The issuer plans to engage a registered broker-dealer as selling agent for this offering, but as of the date hereof has not obtained any commitment from any such firm.

(j) The underwriter's directors:

(k) The underwriter's officers

(l) The underwriter's general partners:

(m) Counsel to the underwriter:

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer: The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Such description does not apply to the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The issuer currently plans to offer the securities through a selling agent in the following states: Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, and Maryland.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

This offering of securities is subject to preemptive rights in favor of existing shareholders, and the issuer plans to give written notice of such preemptive rights to all shareholders. To the extent that record or beneficial owners in other states elect to exercise preemptive rights, the issuer plans to offer and sell the securities directly to such shareholders in such states.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: (1) the name of such issuer; (2) the title and amount of securities issued; (3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

Not applicable. The issuer has not issued any unregistered securities within one year prior to the filing date.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any other securities.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes: (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (2) To stabilize the market for any of the securities to be offered; (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

The Selling Agent has informed the issuer that it does not intend to make sales to any accounts over which the Selling Agent exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

On or around December 9, 2009, the issuer mailed a Rule 254 solicitation of interest letter to all shareholders known to the issuer as residing in selected states (Maine, Massachusetts, and Florida). A copy of such letter was simultaneously mailed to the Commission. The most recent communication with any such prospective purchasers regarding such solicitation occurred on or around February 1, 2010.

PART II – OFFERING CIRCULAR

An offering circular containing the information required by Model A is set forth below. The offering circular has been prepared substantially in the form of revised Form U-7, as adopted September 28, 1999 by the North American Securities Administrators Association (NASAA).

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular
Dated May 28, 2010



BIDDEFORD AND SACO WATER COMPANY

(Exact name of Company as set forth in Articles of Incorporation or Organizational Documents)

Street address of principal office:	181 ELM STREET, BIDDEFORD, ME 04005
Company Telephone Number/Email:	phone (207) 282-1543 / facsimile (207) 282-1544 email: info@biddefordsacowater.com
Person(s) to contact at Company with respect to offering:	C.S. Mansfield, Jr.
Type of securities offered:	Common Stock
Price per security:	$67.50 per share
Sales commission, if any:	Company employees will not be paid a sales commission. A commission of ____% will be paid on any sales made by licensed broker-dealers.
Minimum number of securities offered:	no minimum
Maximum number of securities offered:	31,000 shares
Total proceeds:If minimum sold:	$ N/A
If maximum sold:	$2,092,500

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

The date of this Disclosure Document is *********, 2010.

Executive Summary

The Company

Describe the business of the Company.

The Company is a privately-owned water company, regulated as a public utility by the State of Maine Public Utilities Commission. The Company provides drinking water and water for fire protection to the communities of Biddeford, Saco, Old Orchard Beach, and the Pine Point area of Scarborough, all located on the southern Maine coast. The Company's operations date back to 1881.

Describe how the Company plans to carry out its activities.

The Company operates in conformity with standards of quality, practice, and procedure established by the United States Environmental Protection Agency and the Maine Drinking Water Program, and is further regulated by the Maine Public Utilities Commission primarily in the financial and customer service aspects of its business operations.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

Jurisdiction and date of formation: Maine 1881

Fiscal year end: December 31 (month, day)

How the Company Will Use Your Money

Describe how the Company intends to use the proceeds of this offering.

Proceeds of the proposed offering (net of securities registration costs and other offering-related expenses) will be used to reduce the balance on the Company's operating line of credit and to increase the Company's invested capital for regulatory purposes.

For more information about how the Company will use your money, see Item 30.

The Principal Officers of the Company

C.S. Mansfield, Jr. is the Company's sole executive officer, serving as Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. For more information, see Item 77.

The Offering

Shares will first be offered to existing shareholders. All offers and sales to existing shareholders in this initial phase of the offering will be conducted by Company employees. If any shares remain available after all existing shareholders have had the opportunity to purchase, the Company currently intends to offer those remaining shares for sale through the following representative.

Name of Sales Person(s):	xxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx, a licensed broker-dealer
Address:	xxxxxxxxxxxxxxxxxxxxxxxxx
Telephone Number/Email:	phone xxxxxxxxxxxxxx or (800) xxxxxxxx email xxxxxxxxxxxxxxxxxx.com
Is there an impound of proceeds until the minimum is obtained?	[ ] Yes [X] No(See Items 73 – 76)
Is this offering limited to certain purchasers?	[ ] Yes [X] No(See Item 72)
Is transfer of the securities restricted?	[ ] Yes [X] No(See Item 53)
This offering is available for sale in the following states:	Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, and Maryland. This offering is subject to preemptive rights under Maine law in favor of existing shareholders. The Company may expand the offering into other jurisdictions at its discretion, or as needed to accommodate any timely exercises of preemptive rights.

You should consider the terms and risks of this offering before you invest. No government regulator is recommending these securities. No government regulator has verified that this document is accurate or determined that it is adequate. It is a crime for anyone to tell you differently.

The Company has included in this Disclosure Document all of its representations about this offering. If anyone gives you more or different information, you should ignore it. You should rely only on the information in this Disclosure Document.

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TABLE OF CONTENTS

	Page
Risk Factors	1
Business and Properties	3
General Description of the Business Suppliers Customer Sales and Orders Competition Marketing Employees Properties Research and Development Governmental Regulation Company History and Organization	
Milestones	8
Use of Proceeds	8
Selected Financial Information	9
General Capitalization Dilution	
Management's Discussion and Analysis of Certain Relevant Factors	12
Description of Securities Offered	13
General Preferred Stock Debt Securities Ratio of Earnings to Fixed Charges	
How These Securities Will Be Offered and Sold	15
Company Salespersons Other Salespersons and Finders Purchaser Limitations Impound of Offering Proceeds	
Management	16
Officers and Key Persons of the Company Directors of the Company Consultants Arrangements with Officers, Directors, and Key Persons Compensation Prior Experience Certain Legal Proceedings	

11

Outstanding Securities...	23
General Dividends, Distributions, and Redemptions Options and Warrants Sales of Securities	
Principal Stockholders	24
Management Relationships and Transactions	25
Family Relationships Management Transactions	
Litigation	26
Tax Aspects	26
Other Material Factors	27
Additional Information	27
Signatures	28
List of Exhibits	28

RISK FACTORS

1. List in the order of importance the factors that the Company considers to be the most significant risks to an investor.

The failure of this offering to generate sufficient net proceeds could jeopardize the Company's ability to issue additional mortgage bonds in the future.

Under its mortgage indenture, the Company may not issue additional bonds if the principal amount of bonds to be outstanding would exceed 66-2/3% of the cost or fair value of permanent improvements, extensions and additions to its plant. The indenture also limits the amount of long-term debt the Company may obtain in relation to its equity. These limitations are intended to provide security to bondholders and essentially require that the Company fund at least 33-1/3% of its construction budget with equity (including retained earnings) or short-term debt. The size of the Company's mortgage debt as a percentage of plant cost/value has increased over time. Currently the Company is unable to issue significant additional mortgage bonds (or other long-term debt) until it increases its capital.

The Company's costs of operation are significantly affected by governmental regulations.

The Company must comply with local, state and federal regulations pertaining to water utility operations. The United States Environmental Protection Agency and the Maine Drinking Water Program have established water quality standards and rules and regulations for operating practices. Failure to comply with applicable rules and regulations could subject the Company and its employees to fines or other penalties, including possible license suspension. For more information, see Items 22, 23 and 117.

The rates the Company may charge are subject to prior governmental approval.

The Company's ability to earn profits is largely dependent upon the rates it charges its customers. These rates are regulated by the Maine Public Utilities Commission ("MPUC"). The Company files rate increase requests with the MPUC from time to time, to recover its investments in plant and equipment and projected expenses. The MPUC determines whether investments and expenses are recoverable, the length of time over which such costs are recoverable and the permitted rate of return on investments. Rate proceedings can be complex and expensive, and the MPUC has very substantial discretion over accounting measures that can significantly affect rate determinations.

Authorized rates of return may be lower in upcoming rate adjustment proceedings because of the current economic climate.

The ability of regulatory commissions to control rates of return is illustrated by the following recent example from outside Maine. In that case, the regulatory commission ultimately authorized a return on equity of 10.00%, which was well below the 10.75% recommended by the commission staff and the 11.00% that had been granted to the same utility in its most recent prior proceeding.

Water consumption may continue to be hampered by economic weakness and unfavorable weather patterns.

Water usage in the Company's service area has fallen well below expectations since the Company completed its most recent rate adjustment proceeding in March 2008. The summer weather in 2008 and (especially) 2009 was quite damp, suppressing demand. The economic slowdown in Maine that began in 2008 has also reduced water demand, both for industrial and commercial uses.

Economic recovery in Maine has in the past tended to lag the nation.

In recent prior recessions, Maine's economy has not been affected as deeply as the nation as a whole, but has tended to recover more slowly than the nation as a whole. The reported unemployment rate (not seasonally adjusted) for Maine was 8.2% in February 2010. Although unemployment in Cumberland County and York County, Maine is lower than in the State as a whole, unemployment remains considerably higher than in 2000-2008. The Maine State budget for its 2010-2011 fiscal year has been repeatedly adjusted downward to reflect revenue shortfalls. The current economic climate may create an unfavorable environment for upcoming rate adjustment proceedings, and may cause an increase in accounts receivable due to slower than normal payments.

The Company depends on the availability of capital for expansion, construction, and maintenance.

The Company's ability to fund construction and maintenance depends on the availability of adequate capital. There is no guarantee that the Company will be able to obtain sufficient capital in the future or that the cost of capital will not be too high for future expansion and construction. Approval from the MPUC must be obtained prior to the Company's sale and issuance of securities. If the Company is unable to obtain approval from the MPUC in a timely manner, it may affect the Company's ability to operate its business or earn sufficient profits to support continued dividends to shareholders.

The Company's unsecured line of credit expires annually.

The balance on the Company's unsecured line of credit was $1,674,127 on December 31, 2009. The line expires on June 30, 2010. The Company's bond indenture limits the total amount of debt that the Company may incur.

Contamination of the Company's water supply could disrupt service and adversely affect its revenues.

The Company obtains all of its water supply from the Saco River. The river is susceptible to possible contamination and pollution from man-made sources. The Company has no ready alternate source of supply, and if the Saco River were to become seriously contaminated, the Company could be required to discontinue its operations until water quality is restored.

The failure of this offering to generate sufficient net proceeds may adversely affect the future earnings capacity of the Company.

In recent years, the Company's earnings have not been sufficient to fund necessary replacements and improvements of its capital plant, thereby requiring the Company to utilize debt as a source of funding for these expenditures. The amount of long-term and short-term debt in relation to equity also affects the Company's permitted level of earnings under applicable utilities regulations. The Company is permitted a greater rate of return on equity than on debt.

Utilities are now considered a possible target for terrorist attack.

The Company must consider what measures may be taken to forestall future acts of sabotage, vandalism or terrorism, and endeavor to be prepared with an appropriate emergency response plan. Significant changes to plant and equipment would require increased equity or (if permitted) increases in borrowings.

The use of chlorine gas as a disinfectant may be banned by federal regulation.

The Company utilizes chlorine gas as the primary disinfectant at its water treatment facility. Legislation has been considered in Congress to require utilities to use disinfectants that would pose less risk to the public in the event of an accident or terrorist attack. Alternative disinfectants are more costly and could require significant modification of the Company's disinfectant storage and feed facilities.

The offering price of Company common stock is arbitrary.

The offering price of $67.50 per share bears no relationship to established value criteria, such as designated multiples of net tangible assets or earnings per share, and should not be considered an indication of the actual value of the Company. Regulated water utilities generally are not permitted to earn more than a designated return on the book value of their assets. Historically, when regulated water utilities are sold the purchase price has tended to be at or near book value, with adjustments depending upon market conditions, the perceived capacity for expansion and other factors.

The price of a share in this offering is significantly higher than the book value of the stock.

As of December 31, 2009, the tangible net book value per share was $39.52. This is approximately 58.5% of the offering price. As a result, investors participating in this offering will incur immediate and substantial dilution. Book value is determined by subtracting liabilities from tangible assets and dividing the answer by the number of outstanding shares.

There is a very limited trading market for Company common stock; you may not be able to resell your shares at or above the price you pay for them.

The Company's common stock is traded through an over-the-counter electronic quotation market operated by Pink OTC Markets Inc. The stock trades only sporadically, usually in amounts of well less than 1,000 shares per day. Because of the limited volume of trading, a sale of any significant number of shares of Company common stock in the open market could cause the stock price to decline. The Company is not subject to SEC public reporting requirements and therefore market participants (other than insiders) typically have little current information about the Company, other than published stock trading prices and whatever annual financial information was last provided to shareholders. Due in part to these factors, historical trading prices for the Company's common stock may not reflect a fair or accurate assessment of the market value of the Company's stock.

BUSINESS AND PROPERTIES
GENERAL DESCRIPTION OF THE BUSINESS

2. Describe the business of the Company, including its products or services.

The Company is a privately-owned water company, regulated as a public utility by the State of Maine Public Utilities Commission. The Company's operations date back to 1881. The Company sells water to residential, commercial, municipal, and industrial customers located in the southern Maine communities of Biddeford, Saco, Old Orchard Beach, and the Pine Pont section of Scarborough. The Company also occasionally sells water to the adjacent public water utility to the south (Kennebunk Kennebunkport & Wells Water District), primarily to enable that utility to satisfy peak summertime demands.

3. Describe how the Company produces or provides these products or services and how and when the Company intends to carry out its activities.

The Saco River is the source of supply for the water sold by the Company. The Saco River watershed upstream from the Company's intakes covers an area of over 1,700 square miles. The peak rate at which the Company has ever drawn water from the Saco River is less than 5% of the minimum flow in the Saco River past the Company's intakes, and so there is always a sufficient quantity of water available to meet the Company's requirements. The Company owns and operates a treatment plant to process the water drawn from the Saco River, producing a finished water that complies with all current drinking water regulations established by the United States Environmental Protection Agency and the Maine Drinking Water Program.

SUPPLIERS

4. Does the Company have any major supply contracts? [ ] Yes [X] No

5(a) Is the Company dependent upon a limited number of suppliers? [ ] Yes [X] No

5(b) Does the Company expect to be dependent upon a limited number of suppliers?
[ ] Yes [X] No If yes, describe.

CUSTOMER SALES AND ORDERS

6. Does the Company have any major sales contracts? [X] Yes [ ] No

In accordance with regulations established by the Maine Public Utilities Commission, approximately 16% of the Company's revenues are derived from public fire protection charges. These charges are allocated proportionately among Biddeford, Saco, Old Orchard Beach and Scarborough, based upon the number of fire hydrants located in each community.

7. State the total amount of the Company's sales of products or services for the most recent 12 month financial reporting period.

Total operating revenues for year ended December 31, 2009 were $4,178,190. Revenues by customer class for that year were as follows:

Residential	$2,516,620
Commercial	640,690
Industrial	71,640
Public authorities	64,130
Public fire protection	683,460
Private fire protection	201,650

8. State the dollar amount of a typical sale.

The average sale by customer class for 2009 was as follows (per year):

Residential	$ 180
Commercial	500
Industrial	1,670
Public authorities	620
Private fire protection	390

9. Are the Company's sales seasonal or cyclical? [X] Yes [ ] No

The Company's water sales are greater during the summer months. There are two primary reasons for this. First, water is used to irrigate lawns and gardens during the summer months. Second, there is an increase in population in the coastal sections of the Company's service area during the summer as well. Typically revenues from winter quarters average between 22 and 24 percent of annual revenues, and summer quarters between 26 and 28 percent.

10. State the amount of foreign sales as a percent of total sales for last fiscal year. 0 %.

The Company sells only to customers within its service area on the southern Maine coast.

11. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales:

The Company has no such customers.

12. State the dollar amount of firm orders:

The Company has no firm orders. However, the Company is a regulated public utility and holds a monopoly to provide public water services within its service area.

COMPETITION

13(a) Describe the market area in which the business competes or will compete.

The Company is authorized by legislative charter to provide services to the following communities in southern Maine: Biddeford, Saco, Old Orchard Beach, Lyman, Dayton, and Scarborough. The Company is also authorized to supply water to the Kennebunk, Kennbunkport, and Wells Water District.

13(b) Name the Company's principal competitors and indicate their relative size and financial and market strengths.

The Company is a privately-owned water company, regulated as a public utility by the State of Maine Public Utilities Commission. The Company holds a monopoly for the services it provides within its designated territory.

14(a) Does the Company compete, or expect to compete, by price? [ ] Yes [X] No

14(b) Does the Company compete, or expect to compete, by service? [ ] Yes [X] No

14(c) Does the Company compete, or expect to compete, on some other basis? [ ] Yes [X] No

Current technology is not conducive to the development of substantial competition for the monopoly services now provided by the Company.

MARKETING

15(a) Describe how the Company plans to market its products or services during the next 12 months, including who will perform these marketing activities.

The services provided by the Company are essential and provided under a monopoly. The Company does not market its products or services, and has no marketing plan. Regardless, the Company's employees are trained to provide excellent customer service.

15(b) State how the Company will fund these marketing activities. N/A

EMPLOYEES

16(a) State the number of the Company's present employees by type of employee (i.e., clerical, operations, administrative, etc.).

The Company's current permanent staff is divided into the following classifications: management (4 employees); office/clerical (4); meter reading (4); water treatment (6); and water distribution (9).

16(b) State the number of employees the Company anticipates it will have within the next 12 months by type of employee (i.e., clerical, operations, administrative, etc.).

The Company does not anticipate any significant change in staffing within the next 12 months, regardless of whether the offering is successfully completed.

17. Describe the Company's labor relations.

The Company believes it enjoys very good relations with its employees and that its workforce is stable. The average number of years of service for the Company's staff is approximately 16 years. The Company has not experienced any particular difficulty hiring workers when staff openings have occurred in the past. The Company's workforce does not belong to any union, and the Company is not subject to any collective bargaining agreement.

18. Indicate any benefits or incentive arrangements the Company provides or will provide to its employees.

All employees are paid on an hourly or salaried basis, depending upon job responsibilities. All employees receive a package of benefits which includes medical insurance, dental insurance, life insurance, vacation leave, sick leave, and pension benefits. All wages and benefits for employees are approved by a vote of the Company's Board of Directors.

PROPERTIES

19(a) Describe generally the principal properties that the Company owns or leases.

The Company owns: an office building with associated lot in Biddeford; a construction garage with associated lot in Saco; a water treatment plant with associated lot located on the Saco River in Biddeford; two primary pump stations (one to pump water from the Saco River into the treatment plant and the other to pump water from the treatment plant into the distribution system); a 7.5 million gallon finished water storage reservoir with associated lot; three distribution storage standpipes with associated lots and having a combined total storage volume of 3.3 million gallons; approximately 235 miles of distribution and transmission mains; approximately 16,200 service connections; approximately 15,200 meters; and approximately 1,200 fire hydrants. Essentially all of the Company's property is subject to liens under its mortgage bond indentures.

19(b) Indicate what properties the Company intends to acquire or lease.

The Company has no plans to acquire additional property at the present time, but will extend its distribution system as needed to provide service to new customers.

RESEARCH AND DEVELOPMENT

20. Indicate the amounts that the Company spent for research and development during its last fiscal year.

None. The Company is not involved in developing new products or services.

21(a) Will the Company expend funds on research and development during the current fiscal year?
[ ] Yes [X] No

21(b) If yes, how much does the Company plan to spend on research and development during the current fiscal year? N/A

21(c) How does the Company intend to fund these research and development costs? N/A

GOVERNMENTAL REGULATION

22(a) Is the Company's business subject to material regulation by any governmental agency?
[X] Yes [ ] No

22(b) Are the Company's products or services subject to material regulation by any governmental agency?
[X] Yes [ ] No

22(c) Are the Company's properties subject to material regulation by any governmental agency?
[X] Yes [ ] No

22(d) Explain in detail any "yes" answer to Item 22(a), 22(b), or 22(c), including the nature and extent of the regulation and its effect or potential effect upon the Company.

The Company is a public water utility and its operations are subject to extensive regulation by the Maine Public Utilities Commission, the United States Environmental Protection Agency and the Maine Drinking Water Program. Applicable regulations include, without limitation: regulation of rates charged by the Company to its customers; land use regulations; water purity treatment standards; regulations on use of hazardous chemicals; and capital reserve requirements.

23(a) Is the Company required to have a license or permit to conduct business?
[X] Yes [ ] No

23(b) If yes, does the Company have the required license or permit?
[X] Yes [ ] No

23(c) If the answer to Item 23(b) is "yes," describe the effect on the Company and its business if it were to lose the license or permit.

Regulatory violations sufficient to result in supension or revocation of the Company's permits to treat or distribute water could also subject the Company to substantial administrative penalties and possible civil liability for damages.

Certain Company employees are certified and authorized to practice in the State of Maine as Water System Operators. Loss of an individual's license would prevent that employee from providing the regulated services to the Company.

23(d) If the Company has not yet acquired a required license or permit, describe the steps the Company needs to take to obtain the license or permit. Estimate the time it will take to complete each step. N/A

COMPANY HISTORY AND ORGANIZATION

24. Summarize the material events in the development of the Company.

The Charter for the Biddeford and Saco Water Company was granted by the Maine State Legislature in 1881. Construction of necessary facilities began in 1883, and water was first supplied to customers located in Biddeford and Saco in 1885. In 1902 the Company purchased the Old Orchard Water Company. In 1905 water service was extended easterly form Old Orchard Beach along Grand Beach to Pine Point in Scarborough, and in 1909 service was extended westerly from Old Orchard Beach to Kinney Shores and Camp Ellis in Saco.

The last major geographic expansion of the service area occurred during the 1920's when service was expanded to include Ocean Park in Old Orchard Beach, and extended southerly from downtown Biddeford to the Hills Beach and Fort Hill sections of Biddeford. Since then, the supply, treatment, and distribution facilities have been continuously upgraded and expanded to meet changes in customer demand within the Company's service area and to maintain compliance with applicable rules and regulations.

25. Describe any recent stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization.

The most recent stock dividend or stock split occurred in 1995. Common stock was last sold by the Company in 1968.

26. Discuss any pending or anticipated stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization.

No such actions are contemplated at the present time.

27. State the names of any parent, subsidiary, or affiliate of the Company. For each, indicate its business purpose, its method of operation, its ownership, and whether it is included in the Financial Statements attached to this Disclosure Document.

The Company has no parent, subsidiary, or affiliate.

MILESTONES

28. Describe in chronological order the steps management intends to take to achieve, maintain, or improve profitability during the 12 months following receipt of the offering proceeds. If management does not expect the Company to achieve profitability during that time period, describe the business objectives for that period and the steps management intends to take to achieve those objectives. Indicate the probable timing of each step and the approximate cost to complete it.

    The Company has been operating profitably for more than 100 years. In order to continue to maintain an acceptable level of profitability, the Company must periodically apply to the Maine Public Utilities Commission for increases in rates. The Company anticipates applying to the Maine Public Utilities Commission for a rate adjustment that would become effective in 2011.

29(a) State the anticipated consequences to the Company if any step is not completed as scheduled.

The Company plans to operate as it has in the past and will periodically apply to the Maine Public Utilities Commission for rate adjustments in accordance with the prescribed rate adjustment process. By statute, water utilities are entitled to a reasonable rate or return on investment, but the MPUC nonetheless has substantial discretion in determining rates.

29(b) Describe how the Company will deal with these consequences. N/A

NOTE: After reviewing management's discussion of the steps it intends to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

USE OF PROCEEDS

30. Show how the Company intends to use the proceeds of this offering:

	If Maximum is Sold	
	Dollar Amount	**% of Total**
Total Proceeds	$2,092,500	100.0%
Less: Offering Expenses		
Commissions and Finders Fees	20,925	1.0%
Legal and Accounting	167,400	8.0%
Copying and Advertising	20,925	1.0%
Other	0	0.0%
Net Proceeds from Offering	**$1,883,250**	**90.0%**
Use of Net Proceeds		
Repay Line of Credit	**$1, 883,250**	90.0%
Total Use of Net Proceeds	**$1, 883,250**	**90.0%**

Net proceeds from the offering will, initially, be used to pay down the Company's operating line of credit. Ultimately, the net amount raised through this offering will help fund improvements to the Company's treatment and distribution systems.

31(a) Is there a minimum amount of proceeds that must be raised before the Company uses any of the proceeds of this offering? [ ] Yes [X] No

31(b) If yes, describe how the Company will use the minimum Net Proceeds of this offering. N/A

31(c) If the answer to Item 31(a) is "yes," describe how the Company will use the Net Proceeds of this offering that exceed the amount of the minimum offering proceeds. N/A

31(d) If the answer to Item 31(a) is "no," describe how the Company will use the Net Proceeds of this offering.

The Company will use the net proceeds from this offering to pay down the balance on the Company's operating line of credit and to cover outstanding payables. Any proceeds remaining after such uses would be applied against future improvements and additions to plant and equipment. The reduction in debt and increase in equity will enable the Company to earn a greater return on its assets and increase its future borrowing capacity.

32(a) Will the Company use other funds, together with the offering proceeds, to fund any project or activity identified in Item 31? [X] Yes [ ] No

32(b) If yes, state the amounts and sources of the other funds: The Company will use funds generated through operations, supplemented with funds drawn from its operating line of credit if needed.

32(c) Indicate whether the availability of the funds is firm or contingent. If contingent, explain.

Funds generated through operations are not fixed in amount. As a regulated utility, the Company is entitled to earn a reasonable return on its equity capital and therefore an increase in capital may lead to improved rates and increased earnings. The Company's line of credit is subject to annual renewal. The line of credit expires on June 30, 2010 but the Company expects to be able to renew this line of credit through at least June 2011.

NOTE: See the answer to Item 70 for information about proceeds used to compensate sales agents. See the answer to Items 108 and 109 for information about proceeds used to purchase assets from Officers, Directors, key persons, or principal stockholders or their associates or to reimburse them for services previously provided or moneys borrowed.

SELECTED FINANCIAL INFORMATION

GENERAL

33. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Net income (2009)	$259,477
Per share	$2.45

34. If the Company had profits, show offering price as a multiple of earnings.

$$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Per Share for 2009}} = \frac{\$67.50}{\$2.45} = 27.55 \text{ x earnings/share}$$

CAPITALIZATION

35. Indicate the capitalization of the Company as of the most recent balance sheet date, and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds from this offering.

	Amount Outstanding	
	As of 12/31/2009	**As Adjusted**
Debt:		
Short-term debt (average interest rate3.26% as of 12/31/2009 & 3.60% as adjusted)	$1,745,195	$ 71,068
Long-term debt (average interest rate 4.95%)	8,863,545	8,863,545
Total debt:	**$10,608,740**	**$8,934,613**
Stockholders equity:		
Preferred Stock, par or stated value	$ 0	$ 0
Common Stock, $25 par value	2,652,600	3,427,600
Additional paid-in capital	4,358	1,112,608
Retained earnings (deficit)	1,536,331	1,536,331
Total stockholders' equity:	**4,193,289**	**6,076,539**
Total Capitalization	**$14,802,029**	**$15,011,152**

Number of preferred shares authorized to be outstanding:	None
Number of common shares authorized:	160,000 shares
Par or stated value per share, if any:	$25.00 per share
Number of common shares reserved to meet conversion requirements or for issuance upon the exercise of options, warrants or rights:	None

DILUTION

36(a) The price of the securities in this offering has been arbitrarily determined.
[X] Yes [ ] No

36(b) If no, explain the basis on which the price of the securities was determined.

The price of the securities in this offering was not established by reference to established criteria of value, but rather was set arbitrarily at a level somewhat below the average trading price for the first five months of 2010.

37(a) The net tangible book value per share before offering is: $39.52

37(b) For the minimum offering: N/A

The net tangible book value per share after the minimum offering will be: N/A

The amount of increase in net tangible book value per share as a result of receipt of cash from purchasers in this offering will be: N/A

The dilution per share to purchasers will be: N/A

37(c) For the maximum offering:

The net tangible book value per share after the maximum offering will be: $44.32

The amount of increase in net tangible book value per share as a result of receipt of cash from purchasers in this offering will be: $ 4.80

The dilution per share to purchasers will be: $23.18

38. For each share purchased in this offering a purchaser will pay $ 67.50 but will receive a share representing only $ N/A in net tangible book value, if the minimum offering is achieved, or $44.32, if the maximum offering is achieved.

The difference between the amount a purchaser pays for a share and the amount of net tangible book value that share represents is the dilution to the purchaser.

39. In a table, compare the existing stockholders' percentage ownership in the Company and the consideration paid for that ownership with that of purchasers in this offering.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing Holders	106,104	77.4%	$4,193,289	66.7%	$39.52*
New Purchasers (maximum offering)	31,000	22.6%	$2,092,500	33.3%	$67.50

*Note: The stock of existing holders was purchased at various times in the past. The actual price paid by most existing holders therefore depends upon the market price that existed at the time of purchase and is not a matter of record for the Company. For the purposes of this tabulation, the aggregate price paid by existing holders has been assumed to equal the total stockholders' equity as of 12/31/09. Over the past several years, the reported trading prices of the common stock in the open market have exceeded the then current book value per share.

40. Using the offering price of these securities, what value is the Company's management attributing to the entire Company before the offering?

$7,162,020

NOTE: You should consider carefully whether the Company has this value at the present time. Some issues you should think about include: (1) the risks to which the Company is subject before it achieves success (see Item 1, Risk Factors); (2) the exercise prices of outstanding options (see Item 101); and (3) the prices that the Company's Officers, Directors, and principal stockholders paid for their shares (see Items 104 and 105).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

41. Is the Company having or does the Company anticipate having within the next 12 months any cash flow or liquidity problems? [ ] Yes [X] No If yes, explain.

42(a) Is the Company in default of the terms of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments? [ ] Yes [X] No

42(b) If yes, explain. Identify the creditor, state the amount in default or the term that the Company has not complied with, and describe any consequences to the Company resulting from each default.

43. Are a significant amount of the Company's trade payables more than 90 days old?
[ ] Yes [X] No

44. Is the Company subject to any unsatisfied judgments, liens, or settlement obligations?
[ ] Yes [X] No If yes, state the amounts.

45. Describe how the Company will resolve the problems identified in Items 41 - 44. N/A

46(a) Do the Company's financial statements show losses from operations?
[ ] Yes [X] No

46(b) If yes, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

47(a) Describe any trends in the Company's historical operating results.

The Company's operating results tend to be cyclical – best just after the implementation of new rates, and then gradually worsening as time passes until rates are adjusted again. The rates charged by the Company are regulated by the Maine Public Utilities Commission. All rate adjustments require approval by the Maine Public Utilities Commission before implementation. The approval process is complex and can require up to nine months to complete. The Company's operating results are also affected by the weather (tending to be best during warm, relatively dry periods) and by the strength of the local economy.

47(b) Indicate any changes now occurring in the underlying economics of the Company's business which, in the opinion of Management, will have a significant impact upon the Company's results of operations within the next 12 months.

Company management expects to apply to the Maine Public Utilities Commission for an increase in rates soon after the completion of the offering.

47(c) Describe the probable impact on the Company.

If the rate adjustment application is successful, Company earnings should improve after the new rates are implemented.

47(d) Describe how the Company will deal with this impact.

The Company does not anticipate any change in operations, other than to allow for faster accumulation of capital to fund improvements in its plant and equipment.

48(a) Will the proceeds from this offering and any available funds identified in Item 32 satisfy the Company's cash requirements for the 12 month period after it receives the offering proceeds?
[X] Yes [ ] No

48(b) If no, explain how the Company will satisfy its cash requirements. State whether it will be necessary to raise additional funds. State the source of the additional funds, if known.

DESCRIPTION OF SECURITIES OFFERED
GENERAL

49. The securities being offered are:

[X]	Common Stock	
[ ]	Preferred or Preference Stock	N/A
[ ]	Notes, Debentures, or Bonds	N/A
[ ]	Limited Liability Company Membership Interests	N/A
[ ]	Units of two or more types of securities, composed of:	N/A
[ ]	Other (specify):	N/A

50. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase any new issue of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Anti-dilution rights
[ ]	[X]	Other special rights or preferences (specify):

Explain any yes answer.

51. Are there any restrictions on dividends or other distributions? [X] Yes [ ] No
If yes, describe.

The Company's mortgage bond indentures place certain restrictions on the payment of dividends. At December 31, 2009, unrestricted reinvested earnings amounted to approximately $552,000, or $5.20 per share.

52. Are the securities convertible? [ ] Yes [X] No
If yes, state conversion price or formula.

Date when conversion becomes effective: ___/___/___

Date when conversion expires: ___/___/___

53. Describe any resale restrictions on the securities and when the restrictions will terminate.

There are no resale restrictions on the offered common stock.

PREFERRED STOCK N/A

If the securities being offered are Preference or Preferred stock:

54. Are unpaid dividends cumulative? [ ] Yes [ ] No

55(a) Are the securities callable? [ ] Yes [ ] No If yes, describe.

55(b) Are the securities redeemable? [ ] Yes [ ] No
If yes, describe, including redemption prices.

DEBT SECURITIES N/A

If the securities being offered are notes or other types of debt securities:

56. What is the interest rate on the debt securities? ________%
If the interest rate is variable or there are multiple interest rates, describe.

57. What is the maturity date? ___/___/___
If the securities will have serial maturity dates, describe.

58. Is there a sinking fund? [ ] Yes [ ] No If yes, describe.

59. Is there a trust indenture? [ ] Yes [ ] No
If yes, state the name, address, and telephone number of Trustee.

60(a) Are the securities callable?[ ] Yes [ ] No If yes, describe.

60(b) Are the securities redeemable? [ ] Yes [ ] No
If yes, describe, including redemption prices.

61. Are the securities secured by real or personal property? [ ] Yes [ ] No
If yes, describe.

62(a) Are the securities subordinate in right of payment of principal or interest?
[ ] Yes [ ] No If yes, explain the terms of the subordination.

62(b) How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_____

63. How much currently outstanding indebtedness ranks equally with the securities in right of payment?
$_____

64. How much currently outstanding indebtedness is junior (subordinated) to the securities?
$_____

RATIO OF EARNINGS TO FIXED CHARGES

The Company is not offering debt securities or preferred stock that the Company is required to repurchase. Therefore this item is not applicable.

65(a) If the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year.

65(b) If no earnings, show "Fixed Charges" only.

NOTE: See the Financial Statements and especially the Statement of Cash Flows. Exercise care in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service. The existence of earnings does not necessarily mean that the Company will have cash available at any given time to pay its obligations. See Items 41 - 48. Prospective purchasers should not rely on this ratio as a guarantee that they will receive the stated return or the repayment of their principal.

HOW THESE SECURITIES WILL BE OFFERED AND SOLD

COMPANY SALESPERSONS

66. Provide the following information for each Officer, Director, or Company employee who intends to offer or sell the securities:

Name/Title: C.S. Mansfield, Jr., President & Treasurer

Name/Title: Robert R. Theriault, Assistant Treasurer

Contact information for both:

Address: PO Box 304, Biddeford, ME 04005-0304

Telephone Numbers: phone (207) 282-1543 / facsimile (207) 282-1544

Email: info@biddefordsacowater.com

67. Describe any compensation that the Company will pay each person in addition to his or her customary salary and compensation.

No additional compensation will be paid to any officer, director, or company employee in connection with this offering.

OTHER SALESPERSONS AND FINDERS

68. Provide the following information for each salesperson who is not an Officer, Director, or employee of the Company:

Name: xxxxxxxxxxxxxxxx

Company: xxxxxxxxxxxxxxxxxxxxxxxxx

Address: xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Telephone Number: xxxxxxxxxxxxxx / (800) xxxxxxxx

Email: xxxxxxxxxxxxxxxxxx.com

69. Provide the following information for each person who is a finder: N/A

70. Describe all compensation that the Company will pay to each person identified in Items 68 and 69.

The Company will pay sales commissions of ___% (i.e. $___ per share) to **********, LLC for all shares sold through that firm.

71. Describe any material relationships between these sales persons or finders and the Company or its management.

The Company has entered into a [Selling Agreement] with **********, LLC, a licensed broker-dealer, designating that firm as the Company's exclusive selling agent in connection with this offering of common stock. The Company has no prior contractual relationship with that firm, and is not affiliated with that firm.

PURCHASER LIMITATIONS

72(a) Is the offering limited to certain purchasers? [X] Yes [ ] No

72(b) Is the offering subject to any other purchaser limitations? [X] Yes [ ] No

72(c) If the answer to either 72(a) or 72(b) is yes, describe the limitation.

This offering is subject to preemptive rights under Maine law in favor of existing shareholders of Biddeford and Saco Water Company. The Company mailed notice to all shareholders of record, stating that each existing shareholder may, by a specified date (July 7, 2010), give the Company notice of an election to purchase his or her pro rata portion of the shares offered hereby. Such notice shall not constitute a commitment by the shareholder to purchase the shares, but shall entitle the shareholder to do so on the same terms offered to others once the offering has been registered or otherwise cleared for sale in the state or other jurisdiction in which he or she maintains principal residence. Other than in connection with valid exercises of preemptive rights, the Company intends to limit the offering to residents of the following states: Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, and Maryland. The Company reserves the right in its discretion, however, to extend the offering to other states.

IMPOUND OF OFFERING PROCEEDS

73(a) Will the Company impound the proceeds of the offering until it raises the minimum offering proceeds?
[ ] Yes [X] No

73(b) If yes, what is the minimum amount of proceeds that the Company must raise and place in an impound account before the Company can receive and use the proceeds? N/A

73(c) If the answer to Item 73(a) is "yes," state the date on which the offering will end if the Company has not raised the minimum offering proceeds. N/A

74(a) Does the Company reserve the right to extend the impound period? N/A

74(b) If yes, describe the circumstances under which the Company might extend the impound period.

75. State the name, address, and telephone number of the bank or other similar depository institution acting as impound agent. N/A

76. If the offering proceeds are returned to investors at the end of the impound period, will the Company pay any interest earned during the impound period to investors?

N/A. The Company may accept subscriptions as they are received. There is no minimum number of shares that must be sold as a condition to the offering.

MANAGEMENT

OFFICERS AND KEY PERSONS OF THE COMPANY

77. Provide the following information for each Officer and key person. The term "key person" means a person, other than the chief executive officer, chief operating officer, and chief financial officer, who makes a significant contribution to the business of the Company. Identify who performs the functions of Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer.

77(a) Name: C.S. Mansfield, Jr. Age: 61

Title: President & Treasurer

Office Street Address: 181 Elm Street
Biddeford, ME 04005

Telephone Number: phone (207) 282-1543 / facsimile (207) 282-1544
Email: info@biddefordsacowater.com

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Mansfield has held his current position with the Company throughout the last five years. He is responsible for supervising the day-to-day operations of the Company, including the financial aspects, and reporting on those activities to the Board of Directors.

Education (degrees, schools, and dates):

BSCE / University of Maine / 1970
MSCE / University of Arizona / 1972

Also a Director of the Company? [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Mansfield is employed by the Company on a full-time basis.

77(b) Name: Robert R. Theriault Age: 58

Title: Assistant Treasurer

Office Street Address: 181 Elm Street
Biddeford, ME 04005

Telephone Number: phone (207) 282-1543 / facsimile (207) 282-1544
Email: info@biddefordsacowater.com

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Theriault has held his current position with the Company throughout the last five years. He is the manager of the Company's main office, and in this capacity, he supervises the office staff and maintains all of the Company's accounting records.

Education (degrees, schools, and dates):

BS – Accounting / University of Southern Maine / 1977

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Theriault is employed by the Company on a full-time basis.

77(c) Name: Thomas Carr III Age: 53

Title: Distribution Superintendent

Office Street Address: 181 Elm Street
Biddeford, ME 04005

Telephone Number: phone (207) 282-1543 / facsimile (207) 282-1544
Email: info@biddefordsacowater.com

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Carr has held his current position with the Company throughout the last five years. He is responsible for overseeing all aspects of the Company's water distribution system, including the design and construction of all system expansions and improvements.

Education (degrees, schools, and dates):

University of Maine – Portland-Gorham / 1974-1976

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Carr is employed by the Company on a full-time basis.

77(d) Name: Christopher M. Mansfield Age: 41

Title: Deputy Manager

Office Street Address: 181 Elm Street
Biddeford, ME 04005

Telephone Number: phone (207) 282-1543 / facsimile (207) 282-1544
Email: info@biddefordsacowater.com

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Mansfield (the son of C.S. Mansfield, Jr.) has held his current position with the Company throughout the last five years. He is responsible for supervising the day-to-day operations of the Company's water treatment facility, and providing assistance to the other members of the Company's management team as needed.

Education (degrees, schools, and dates):

BSCE / University of Maine / 1991
MSCE / Cornell University / 1993
PhD – Civil Engineering / Cornell University / 1996
JD / Cornell Law School / 2002

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Mansfield is employed by the Company on a full-time basis.

DIRECTORS OF THE COMPANY

78(a) Number of Directors: Five

78(b) Are Directors elected annually? [ ] Yes [X] No

If no, explain: The Company elects Directors to staggered three-year terms. Accordingly, in any given year the shareholders elect one or two of the five members of the Board of Directors.

78(c) Are Directors elected under a voting trust or other arrangement? [ ] Yes [X] No
If yes, explain.

79. Provide the following information for each Director not described in Item 77:

79(a) Name: David E. Briggs Age: 71

Office Street Address: 51 Wild Dunes Way Unit 8
Old Orchard Beach, ME 04064

Telephone Number: phone (207) 934-3996

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Briggs has been retired since 1995. Prior to his retirement, he worked for Central Maine Power Company, most recently as regional director for its Biddeford District. Central Maine Power is an electric utility serving central and southern Maine.

Education (degrees, schools, and dates):

C.W. Post College / 1964-1966
University of Southern Maine / 1957-1958 & 1971-1976

79(b) Name: Richard A. Hull III Age: 60

Office Street Address: Park One Eleven
409 Alfred Street
Biddeford, ME 04005

Telephone Number: phone (207) 282-7100

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Hull is the Chief Operating Officer for H&D Title; he has held this position since November 2006. From January 1994 to November 2006, he worked for Levis & Hull, P.A. and was a shareholder of the firm.

Education (degrees, schools, and dates):

BA / Carleton College / 1971
JD / University of Maine School of Law / 1974

79(c) Name: Michael A. Morel Age: 67

Office Street Address: 132 Hills Beach Road
Biddeford, ME 04005

Telephone Number: phone (207) 282-0553

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Morel is retired. From 1996 to 2008 he worked for Maine Bank & Trust Company (a Division of People's United Bank) and served as Vice President in charge of area commercial lending and business development.

Education (degrees, schools, and dates):

BA – History / Saint Anselm College / 1965

79(d) Name: Wayne A. Sherman Age: 60

Office Street Address: 4 Pilgrim Lane
Saco, ME 04072

Telephone Number: phone (207) 284-6240

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

From 1998 to 2009, Mr. Sherman was President of Biddeford Savings Bank. He currently serves as a Director of that bank, a position he has held for the last eleven years. Mr. Sherman also is a ski instructor in the Sunday River Meisters Program.

Education (degrees, schools, and dates):

BA – Political Science / University of Southern Maine / 1972

CONSULTANTS

80(a) Are all key persons employees of the Company? [X] Yes [ ] No

80(b) If no, state the details of each contract or engagement. N/A

ARRANGEMENTS WITH OFFICERS, DIRECTORS, AND KEY PERSONS

81. Describe any arrangements to ensure that Officers, Directors, and key persons will remain with the Company and not compete with the Company if they leave.

The Company has an employment agreement with its President, C.S. Mansfield, Jr., the term of which expires December 31, 2010. That agreement provides for minimum salaries, and for severance payments under certain circumstances. See Item 86(a).

The Company does not have any non-compete agreements with its Officers or Directors.

82(a) Describe the impact on the Company if it loses the services of any Officer, Director, or key person due to death or disability.

The Company believes that it is capable of covering the short-term loss of any Officer, Director, or key person with increased effort from remaining personnel. The permanent loss of any such person would require the recruitment and hiring of an experienced replacement.

82(b) Has the Company purchased key person life insurance on any Officer, Director, or key person?
[ ] Yes [X] No

82(c) Has the Company made any arrangements to replace any Officer, Director, or key person it loses due to death or disability? [X] Yes [ ] No

82(d) If the answer to either Item 82(b) or 82(c) is "yes," describe.

The Company has developed a plan setting out the procedures that would be followed to maintain critical management functions in the event the President/Treasurer becomes temporarily incapacitated, and to hire a successor for the President/Treasurer should replacement become necessary for any reason.

COMPENSATION

83. List all compensation that the Company paid to its Officers, Directors, and key persons for the last fiscal year:

	Cash	Other
C.S. Mansfield, Jr. (Chief Executive Officer, Chief Operating Officer, Chief Financial Officer)	$120,064	none
Robert R. Theriault (Assistant Treasurer)	97,034	none
Thomas Carr III (Distribution Superintendent)	101,613	none
Christopher M. Mansfield (Deputy Manager)	81,697	none
Total	$400,408	none
Officers as a group (number of persons: 2)	$217,098	none
Directors as a group (number of persons: 4)	$ 12,400	none
Key persons as a group (number of persons: 2)	$183,310	none

84(a) Has compensation been unpaid in prior years? [ ] Yes [X] No

84(b) Does the Company owe any Officer, Director, or employee any compensation for prior years?
[X] Yes [ ] No

84(c) Explain any "yes" answer to Item 84(a) or 84(b).

The Company has a non-qualified deferred compensation plan available to assist select management employees to save on a pre-tax basis by deferring amounts of compensation. C.S. Mansfield, Jr. is the only employee currently participating in this plan.

85. Is compensation expected to change within the next year? [X] Yes [ ] No
If yes, explain.

The Company grants periodic cost of living and/or market rate adjustments in the compensation paid all employees. The Company expects to continue this practice in the future.

86(a) Does the Company have any employment agreements with Officers, Directors, or key persons?
[X] Yes [ ] No If yes, describe.

The Company has an employment agreement with its President, C.S. Mansfield, Jr. This agreement was originally entered into in October 2006, and has been extended from time to time since then. The current term of the agreement expires December 31, 2010. The agreement as currently in effect provides for base salary to Mr. Mansfield at the annual rate of $122,700. The agreement is terminable by either party at will. The Company also has a policy that provides for severance compensation for its Officers under certain circumstances, equal to two months of the Officer's current salary for every year of employment with the Company up to a maximum of twenty-four months of salary.

86(b) Does the Company plan to enter into any employment agreements with Officers, Directors, or key persons? [X] Yes [ ] No
If yes, describe.

The Company has no current plans to enter into any new employment agreements, except that it does expect to renew its employment agreement with the President, C.S. Mansfield, Jr., on a year-to-year basis after the current term expires December 31, 2010.

PRIOR EXPERIENCE

87. Has any Officer or Director worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same type of business as the Company?
[X] Yes [ ] No If yes, explain in detail, including relevant dates.

Director David E. Briggs has prior employment experience with a regulated public utility. He served as a regional director for Central Maine Power Company prior to his retirement in 1995.

88(a) If the Company has never conducted operations or is otherwise in the development stage, has any Officer or Director managed another company in the start-up or development stage? N/A

88(b) If yes, explain in detail, including relevant dates.

CERTAIN LEGAL PROCEEDINGS

Insolvency

89. Has a petition for bankruptcy, receivership, or a similar insolvency proceeding been filed by or against any Officer, Director, or key person within the past five years, or any longer period if material?
[ ] Yes [X] No

90. Was any Officer, Director, or key person an executive officer, a director, or in a similar management position for any business entity that was the subject of a petition for bankruptcy, receivership, or similar insolvency proceeding within the past five years, or any longer period if material?
[ ] Yes [X] No

91. Explain in detail any "yes" answer to Item 89 or 90.

Criminal Proceedings

92(a) Has any Officer, Director, or key person been convicted in a criminal proceeding, excluding traffic violations or other minor offenses? [ ] Yes [X] No

92(b) Is any Officer, Director, or key person named as the subject of a pending criminal proceeding, excluding traffic violations or other minor offenses? [ ] Yes [X] No

92(c) Explain in detail any "yes" answer to Item 92(a) or 92(b).

Civil Proceedings

93(a) Has any Officer, Director, or key person been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

93(b) Is any Officer, Director, or key person the subject of a pending civil or action related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

93(c) Has any civil action been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

93(d) Explain in detail any "yes" answer to Item 93(a), 93(b), or 93(c).

Administrative Proceedings

94(a) Has any government agency, administrative agency, or administrative court imposed an administrative finding, order, decree, or sanction against any Officer, Director, or key person in the last five years as a result of his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

94(b) Is any Officer, Director, or key person the subject of a pending administrative proceeding related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

94(c) Has any administrative proceeding been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

94(d) Explain in detail any "yes" answer to Item 94(a), 94(b), or 94(c).

Self-Regulatory Proceedings

95(a) Has a self-regulatory agency imposed a sanction against any Officer, Director, or key person in the last five years as a result of his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

95(b) Is any Officer, Director, or key person the subject of a pending self-regulatory organization proceeding related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

95(c) Has any self-regulatory organization proceeding been threatened against any Officer, Director, or key person related to his or her involvement in any type of business, securities, or banking activity?
[ ] Yes [X] No

95(d) Explain in detail any "yes" answer to Item 95(a), 95(b), or 95(c).

NOTE: After reviewing the background of the Company's Officers, Directors and key persons, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

OUTSTANDING SECURITIES

GENERAL

96. Describe all outstanding securities.

Common stock is the only class of equity security the Company has outstanding. Five series of bonds are outstanding under the Company's first mortgage bond indenture. Substantially all of the Company's water utility plant is subject to the lien of the first mortgage bond indenture.

97. Describe any resale restrictions on outstanding securities and when those restrictions will terminate, if this can be determined.

There are no restrictions imposed by the Company on the resale of its outstanding common stock, and no resale restrictions will be placed on common stock purchased through this offering.

Under Maine law, no person or group may own or control more than 10% of the outstanding voting securities of a regulated public utility, unless the Maine Public Utilities Commission has first approved the acquisition of such ownership or control by such persons.

98. Describe any anti-dilution rights of outstanding securities.

Holders of the Company's outstanding common stock have statutory preemptive rights, under which each holder generally has a right to purchase his or her pro rata portion of shares of stock (or options or rights to purchase such stock, or securities convertible into such stock) offered by the Company. These preemptive rights may be subject to exceptions that are not applicable to the present offering of shares.

DIVIDENDS, DISTRIBUTIONS, AND REDEMPTIONS

99(a) Has the Company paid any dividends on its stock, made any distributions of its stock, or redeemed any securities within the last five years? [X] Yes [ ] No
If yes, describe each transaction.

During each of the past five years, the Company has paid regular quarterly dividends on outstanding shares of common stock. During such period, the rate of dividends was $3.20 per share per year through October 2009, and $2.24 per share per year since November 2009.

99(b) Does the Company have any plans or commitments to pay dividends on its stock, make distributions of its stock, or redeem its outstanding securities in the future? [X] Yes [ ] No
If yes, explain.

The Company currently expects to continue to pay quarterly dividends on outstanding shares of common stock in the future. The amount of dividends paid is subject to statutory limitations intended to help preserve the solvency of corporations. The Company's mortgage bond indentures also impose limits on the payment of dividends. See Item 51. Subject to such limitations, the Board of Directors has discretion to determine the timing and amounts of dividends. In recent years, all cash dividends declared by the Board have been paid from the Company's earnings from operations or from retained earnings.

Note: The Company's past history of paying cash dividends on its common stock should not be viewed either as an indication of the success of the Company or that the Company will continue to pay dividends or make other distributions in the future.

OPTIONS AND WARRANTS

100(a) State the number of shares subject to issuance under outstanding stock purchase agreements, stock options, warrants or rights. None

100(b) The shares identified in Item 100(a) are 0 % of the total shares to be outstanding after the minimum offering.

100(c) The shares identified in Item 100(a) are 0 % of the total shares to be outstanding after the maximum offering.

101. In a table, describe these stock purchase agreements, stock options, warrants, and rights. State the basic terms of these securities, including the expiration dates, the exercise prices, who holds them, whether they are qualified or non qualified for tax purposes, and whether they have been approved by stockholders. N/A

102. State the number of shares reserved for issuance under existing stock purchase or option plans but not yet subject to outstanding purchase agreements, options, or warrants. 0 shares

103. Does the Company have any plans or commitments to issue or offer options in the future?
[ ] Yes [X] No If yes, explain.

SALES OF SECURITIES

104(a) Has the Company sold or issued securities during the last 12 months? [ ] Yes [X] No

104(b) If yes, in a table, provide the following information for each transaction: the date of the transaction; the amount and type of securities sold or issued; the number of purchasers to whom the securities were sold or issued; any relationship of the purchasers to the Company at the time of sale or issuance; the price at which the securities were sold or issued; and a concise description of any non-cash consideration.
N/A

PRINCIPAL STOCKHOLDERS

105. In the following table, provide the name and office street address of each person who beneficially owns at least 10% of the common or preferred stock of the Company.

To the Company's knowledge, no shareholder beneficially owns 10% or more of the common or preferred stock of the Company. Under Maine law, a person or group that owns or controls 10% or more of the outstanding voting securities of a regulated public utility is required to obtain advance approval from the Maine Public Utilities Commissions. There have been no applications to the MPUC for approval of ownership in the Company.

106. Number of shares beneficially owned by all Officers and Directors as a group:

106(a) Before offering: 894 shares (less than 1.0 % of total outstanding)

106(b) After offering: Assuming minimum securities sold: ____ shares N/A

106(c) After offering: Assuming maximum securities sold: ____ shares

The Company does not know how many shares, if any, its Officers and Directors will purchase through this offering. The Company expects that even after the offering, the Officers and Directors will own less than 2.0% of the total outstanding shares.

NOTE: These calculations assume that all outstanding options have been exercised and all convertible securities have been converted.

MANAGEMENT RELATIONSHIPS AND TRANSACTIONS

FAMILY RELATIONSHIPS

107. Is there a family relationship between any Officer, Director, key person, or principal stockholder?
[X] Yes [ ] No If yes, describe.

C.S. Mansfield, Jr., President/Treasurer, and Christopher M. Mansfield, Deputy Manager, are father and son.

MANAGEMENT TRANSACTIONS

108(a) Will the Company use any offering proceeds to acquire assets from any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No

108(b) Will the Company use any offering proceeds to acquire assets from an associate of any Officer, Director, key person, or principal stockholder? [ ] Yes [X] No

108(c) If the answer to Item 108(a) or (b) is "yes," provide detailed information about each transaction. Include the name of the person, the cost to the Company, the method used to determine the cost, and any profit to the seller.

109(a) Will the Company use any offering proceeds to reimburse any Officer, Director, key person, or principal stockholder for services already rendered, assets previously transferred, or moneys loaned or advanced, or otherwise? [ ] Yes [X] No

109(b) If yes, provide detailed information about each transaction. Include the name of the person, the cost to the Company, the method used to determine the cost, and any profit to the person.

110(a) Has the Company made loans to any Officer, Director, key person, or principal stockholder within the last two years? [ ] Yes [X] No

110(b) Does the Company plan to make loans to its Officers, Directors, key persons, or principal stockholders in the future? [ ] Yes [X] No
If yes, describe any policies the Company has adopted to deal with the conflicts of interest in these transactions:

111(a) Has the Company done business with any Officer, Director, key person, or principal stockholder within the last two years? [X] Yes [ ] No

The Company's line of credit and checking accounts are with Biddeford Savings Bank. Director Wayne A. Sherman is a current member of the Board of Directors of that Bank as well as the former president of the Bank. The current business arrangements between the Company and Biddeford Savings Bank are on terms comparable to those available from unaffiliated third parties. All arrangements between the Company and Biddeford Savings Bank have been reviewed and approved by the Company's Board of Directors, without Mr. Sherman's participation in those discussions or votes.

111(b) Is the Company currently doing business with any Officer, Director, key person, or principal stockholder? [X] Yes [ ] No

The Company currently does business with Biddeford Savings Bank.

111(c) Does the Company plan to do business with its Officers, Directors, key persons, or principal stockholders in the future? [X] Yes [ ] No

If yes, describe any policies the Company has adopted to deal with the conflicts of interest in these transactions:

See Item 111(a) and 112.

112. Explain any "yes" answers to Items 110(a), 111(a), or 111(b). State the principal terms of any significant loans, agreements, leases, financing, or other arrangements.

The Company periodically shops for banking services. Presently, its line of credit with Biddeford Savings Bank bears interest at a variable rate equal to Prime minus 1%. The Company does not have any regular monthly charges for its various checking accounts with the Bank. The Company believes that the cost of banking services provided by Biddeford Savings Bank is competitive in this market. Biddeford Savings Bank is locally managed and is located near the Company's office.

113(a) Has any Officer, Director, key person, or principal stockholder guaranteed or co-signed the Company's bank debt or other obligations? [ ] Yes [X] No

113(b) If yes, explain the terms of each transaction and describe the Company's plans for repayment.

LITIGATION

114. Describe any recent or pending litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations. State the names of the principal parties, the nature and current status of the matters, and the amounts involved.

None.

115. Describe any threatened litigation or administrative action that may have a material effect upon the Company's business, financial condition, or operations. State the names of the principal parties, and the nature and current status of the matters.

None.

TAX ASPECTS

116. Describe any material tax consequences to investors in this offering.

None.

OTHER MATERIAL FACTORS

117. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business or which are necessary to make any other information in this Disclosure Document not misleading or incomplete.

The Company considers the foregoing to include a fair summary of all material factors that affect, or are reasonably likely to affect, its business as a regulated public water utility.

ADDITIONAL INFORMATION

118(a) Describe the types of information that the Company will provide to security holders in the future.

The Company holds an annual meeting for shareholders, usually on the second Thursday in June. Prior to the meeting, the Company delivers an annual report to all record shareholders (and to all beneficial owners for which the Company has a mailing address). The annual report includes audited financial statements for the prior fiscal year and a report to shareholders from Company management.

118(b) Describe the schedule for providing this information.

The annual report is mailed to all shareholders in early May, usually at the time the Company provides notice of the annual meeting of shareholders.

118(c) Attach the Company's financial statements to the Disclosure Document.

Audited financial statements for the fiscal year ending December 31, 2009 are attached.

SIGNATURES:

The Company's Chief Executive Officer, Chief Financial Officer, and its Directors must sign this Disclosure Document. When they sign this Disclosure Document, they represent that they have diligently attempted to confirm the accuracy and completeness of the information in the Document.

When the Chief Financial Officer signs this Disclosure Document, he or she represents that the financial statements in the Document have been prepared in accordance with generally accepted accounting principles which have been consistently applied, except where explained in the notes to the financial statements. He or she represents that the financial statements fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and periods indicated. He or she also represents that year-end figures include all adjustments necessary for a fair presentation under the circumstances.

Chief Executive Officer and Chief Financial Officer:

____
C.S. Mansfield, Jr., President & Treasurer

Directors:

____
C.S. Mansfield, Jr.

____
David E. Briggs

____
Richard A. Hull, III

____
Michael A. Morel

____
Wayne A. Sherman

LIST OF EXHIBITS

A. Financial Statements: December 31, 2009 and 2008

B. Copy of Notice of Preemptive Rights

BIDDEFORD & SACO WATER COMPANY

FINANCIAL STATEMENTS

December 31, 2009 and 2008

With Independent Auditors' Report

BERRY.DUNN.MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Biddeford & Saco Water Company

We have audited the accompanying balance sheets of Biddeford & Saco Water Company as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biddeford & Saco Water Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Berry, Dunn, McNeil & Parker

Portland, Maine
March 22, 2010

BIDDEFORD & SACO WATER COMPANY

Balance Sheets

December 31, 2009 and 2008

ASSETS

	2009	2008
Assets		
Water utility plant, at cost	$29,983,347	$29,191,047
Less accumulated depreciation	11,004,513	10,451,357
Net water utility plant	18,978,834	18,739,690
Current assets		
Cash and cash equivalents	19,210	1,318
Customer accounts receivable, net of allowance of $35,000 and $75,000 in 2009 and 2008, respectively	746,054	730,771
Other accounts receivable	34,000	34,000
Note receivable, current portion	68,000	68,000
Unbilled water revenue	180,236	184,801
Materials and supplies	213,272	206,941
Prepaid expenses	38,980	40,083
Unadvanced bond proceeds	880,540	888,785
Income taxes refundable	42,940	44,332
Total current assets	2,223,232	2,199,031
Other assets		
Investments	151,741	142,291
Noncurrent customer accounts receivable	82,003	127,013
Unamortized bond issuance expense	131,237	145,801
Note receivable, less current portion	108,000	136,000
Deferred tax asset, pension	502,410	566,820
Other deferred debits	340,941	218,150
Total other assets	1,316,332	1,336,075
Total assets	$22,518,398	$22,274,796

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Capitalization		
Stockholders' equity		
Common stock $25 par value, authorized 160,000 shares, issued and outstanding 106,104 shares	**$ 2,652,600**	$ 2,652,600
Premium on common stock	**33,057**	33,057
Capital stock expense	**(28,699)**	(28,699)
Reinvested earnings	**2,302,634**	2,331,760
Accumulated other comprehensive loss	**(766,303)**	(864,537)
Total stockholders' equity	**4,193,289**	4,124,181
Long-term debt, excluding current portion	**8,749,620**	8,802,620
Accrued pension cost, excluding current portion	**675,335**	950,871
Obligation under capital leases, excluding current portion	**70,135**	88,204
Total long-term liabilities	**9,495,090**	9,841,695
Current liabilities		
Line of credit	**1,674,127**	1,432,071
Current portion of long-term debt	**53,000**	53,000
Current portion of obligation under capital leases	**18,068**	16,767
Accounts payable	**103,161**	175,734
Accrued interest payable	**93,789**	94,089
Dividends payable	**59,418**	84,883
Other accrued liabilities	**321,488**	109,361
Current portion of accrued pension cost	**198,000**	130,000
Total current liabilities	**2,521,051**	2,095,905
Deferred credits		
Customers' advances for construction	**528,143**	627,121
Unamortized investment tax credits	**128,608**	133,753
Deferred federal and state income taxes	**2,761,253**	2,581,942
Total deferred credits	**3,418,004**	3,342,816
Contributions in aid of construction	**2,890,964**	2,870,199
Total stockholders' equity and liabilities	**$22,518,398**	$22,274,796

BIDDEFORD & SACO WATER COMPANY

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Operating revenues		
Water sales	**$ 3,293,081**	$ 3,274,287
Fire protection	**885,112**	840,752
Total operating revenues	**4,178,193**	4,115,039
Operating expenses		
Purification	**495,490**	513,573
Pumping	**498,109**	520,854
Distribution	**691,055**	696,593
Customer accounting and collection	**508,722**	493,525
General and administrative	**322,107**	303,499
Depreciation and amortization	**547,782**	521,705
Taxes, other than income taxes	**329,589**	322,281
Income taxes	**98,820**	100,215
Total operating expenses	**3,491,674**	3,472,245
Operating income	**686,519**	642,794
Nonoperating income (expense)		
Interest income	**1,785**	4,732
Other income	**97,229**	99,780
Income taxes	**(38,900)**	(40,800)
Net nonoperating income	**60,114**	63,712
Debt expenses		
Interest expense	**478,841**	475,016
Amortization of bond issuance expense	**14,564**	14,190
Allowance for funds used during construction	**(6,249)**	(21,937)
Total debt expenses	**487,156**	467,269
Net income	**$ 259,477**	$ 239,237
Net income per common share	**$ 2.45**	$ 2.25
Weighted-average shares outstanding	**106,104**	106,104

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2009 and 2008

	Common Stock	Premium on Common Stock	Capital Stock Expense	Reinvested Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances, December 31, 2007	$ 2,652,600	$ 33,057	$ (28,699)	$ 2,432,056	$ (123,362)	$ 4,965,652
Net income	-	-	-	239,237	-	239,237
Other comprehensive income						
Increase in pension liability, net of tax of $485,940	-	-	-	-	(741,175)	(741,175)
Total comprehensive income (loss)	-	-	-	239,237	(741,175)	(501,938)
Dividends declared	-	-	-	(339,533)	-	(339,533)
Balances, December 31, 2008	2,652,600	33,057	(28,699)	2,331,760	(864,537)	4,124,181
Net income	-	-	-	259,477	-	259,477
Other comprehensive loss						
Decrease in pension liability, net of tax of $64,410	-	-	-	-	98,234	98,234
Total comprehensive income	-	-	-	259,477	98,234	357,711
Dividends declared	-	-	-	(288,603)	-	(288,603)
Balances, December 31, 2009	$ 2,652,600	$ 33,057	$ (28,699)	$ 2,302,634	$ (766,303)	$ 4,193,289

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

		2009		2008
Cash flows from operating activities				
Net income	$	259,477	$	239,237
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		674,484		654,930
Amortization, other		14,564		14,190
Patronage capital dividends		(9,450)		(13,500)
Deferred income taxes		179,311		89,212
Amortization of investment tax credits		(5,145)		(5,145)
Decrease (increase) in				
Accounts receivable and unbilled revenue		(5,708)		(111,814)
Materials and supplies		(6,331)		(21,294)
Prepaid expenses and other assets		1,103		(1,214)
Other deferred debits		(203,381)		(107,028)
Income taxes refundable and payable		1,392		79,418
Increase (decrease) in				
Accounts payable		(72,873)		58,603
Accrued liabilities		212,127		(127,433)
Accrued pension costs		(44,892)		(99,152)
Net cash provided by operating activities		994,678		649,010
Cash flows from investing activities				
Purchase of water utility plant		(940,191)		(1,703,252)
Plant removal costs, net of salvage		(1,741)		(6,701)
Payments received on notes receivable		68,000		68,000
Net cash used by investing activities		(873,932)		(1,641,953)
Cash flows from financing activities				
Net borrowings on line of credit		242,056		499,186
Proceeds from the issuance of long-term debt		8,245		726,178
Deferred financing costs paid		-		(29,390)
Payments on capital leases		(16,768)		(15,560)
Payment of dividends		(314,068)		(339,533)
Principal payments on long-term debt		(53,000)		(38,000)
Proceeds from customers' advances for construction		60,855		196,550
Refunds to customers		(30,174)		(35,771)
Net cash (used) provided by financing activities		(102,854)		963,660
Net increase (decrease) in cash and cash equivalents		17,892		(29,283)
Cash and cash equivalents, beginning of year		1,318		30,601
Cash and cash equivalents, end of year	$	19,210	$	1,318
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	24,943	$	44,794
Cash paid for interest, net of capitalized interest	$	472,893	$	445,165

The accompanying notes are an integral part of these financial statements.

Nature of Business

Biddeford & Saco Water Company (the Company) is an investor-owned water utility which supplies drinking water and fire protection services to the communities of Biddeford, Saco, Old Orchard Beach and the Pine Point section of Scarborough, Maine. The Company also sells water to the Kennebunk, Kennebunkport and Wells Water District. The Company is traded on the over-the-counter market and is exempt from the Securities and Exchange Commission filing requirements, as there are less than 500 stockholders.

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulatory Accounting

The Company follows the accounting prescribed by the Maine Public Utilities Commission (MPUC) and the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 980, *Regulated Operations*. This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of ASC 980 based on the current regulatory and competitive environment.

Cash and Cash Equivalents

All liquid investments with an original maturity of three months or less are considered to be cash equivalents.

The Company maintains its cash in accounts with banks which may exceed federally insured limits, but are invested in government securities. The Company has not experienced any losses in such accounts, and believes it is not exposed to significant risk with respect to these accounts.

Customer Accounts Receivable

Customer accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on historical information and an assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to customer accounts receivable.

Unbilled Water Revenue

The Company accrues revenue for estimated water distributed, but not yet billed, as of the balance sheet date.

Materials and Supplies

Materials and supplies are valued at their average cost.

Investments

The Company owns patronage capital certificates from a cooperative bank. The certificates are not marketable and are carried at original cost. The Company has not identified any events or changes in circumstances that may have had a significant adverse effect on the fair market value of these instruments.

Water Utility Plant

Water utility plant is stated at cost, which includes labor, material, overhead and direct charges such as equipment costs. Depreciation for plant is computed on average plant investment by primary plant accounts using the straight-line method over the assets' useful lives as approved by the MPUC.

Unamortized Bond Issuance Expense

Bond issue expense on long-term debt is amortized ratably based on the maturity of the related issues.

Other Deferred Debits

Other deferred debits include certain expenses which are, by regulation, recognized in expenses for financial reporting purposes ratably over time.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes amounts net of tax for prior costs or charges and net gains or losses associated with the Company's pension plan. Amounts will be adjusted based on how much gain or loss and prior service cost is included in that year's expense, new gains and losses during the year and any plan changes.

Customers' Advances for Construction and Contributions in Aid of Construction

The Company receives advances for construction from or on behalf of customers. Under certain circumstances, the amounts received are refundable either wholly or in part over varying periods of time. Amounts no longer refundable are transferred to and combined with contributions in aid of construction, which is amortized as a reduction to depreciation over the estimated useful lives of the related water utility plant.

Income Taxes

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Investment tax credits are deferred for financial reporting purposes and are amortized over the estimated useful lives of the related properties through 2034.

In July 2006, the FASB issued accounting guidance for uncertainty in income taxes which is now part of ASC 740, *Income Taxes*. The guidance prescribes a recognition threshold and measurement attributes for financial statement recognition of a tax position taken or expected to be taken on a tax return. The Company implemented the guidance in 2008 and it did not have an impact on the financial statements.

As of December 31, 2009, tax years after 2003 remain subject to examination by federal and state authorities.

Allowance for Funds Used During Construction (AFUDC)

In accordance with regulatory requirements, the Company has capitalized as AFUDC financing costs related to portions of its construction work in progress at a rate which reflects the Company's overall weighted cost of capital (including outstanding debt and cost of equity). These costs are capitalized as part of the water utility plant account.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company reports certain taxes on a net basis. Accordingly, they are recorded as a liability when billed to customers and excluded from revenue and expenses.

Subsequent Events

For purposes of the preparation of these financial statements in conformity with U.S. GAAP, the Company has considered transactions and events occurring through March 22, 2010, which was the date that the financials were available to be issued.

Net Income Per Common Share

Net income per common share is computed based on the weighted average number of common shares outstanding during the year.

Reclassifications

Certain 2008 amounts have been reclassified to conform to the 2009 presentation.

2. Note Receivable

During 2006, the Company sold property to a charitable organization for $440,000 through an installment sale. The sale price was based on a commercial appraisal. The installment sale called for $100,000 down payment, received by the Company in 2006, with the remaining $340,000 financed through a note, collateralized by the property, at zero percent interest over five years. The payments of $34,000, which began in June 2007, are to be received in semi-annual installments. A director of the Company is also a member of the board of directors of the charitable organization.

During 2009, the Company entered into an agreement to convert noncurrent trade receivables to a note receivable in the amount of $40,000 in a non-cash transaction. Monthly interest payments began on April 6, 2009, and will continue through March 6, 2011, when the entire principal balance, all accrued interest and all charges are due in full. The note is collateralized by land.

3. Long-Term Debt

Long-term debt consists of:

	2009	2008
Bonds payable (Series L) at 7.72%, interest paid semi-annually, outstanding principal due in June 2018	**$ 2,250,000**	$ 2,250,000
Bonds payable (Series M) at 6.45%, interest paid semi-annually, outstanding principal due in September 2014	**2,700,000**	2,700,000
Bonds payable (Series N) at 2.40%, principal and interest paid semi-annually, outstanding principal and interest due in April 2022	**1,491,100**	1,521,100
Bonds payable (Series O) at 1.86%, principal and interest paid semi-annually, outstanding principal and interest due in October 2025	**918,000**	926,000
Bonds payable (Series P) at 2.23%, principal and interest paid semi-annually, outstanding principal and interest due in April 2028	**1,443,520**	1,458,520
	8,802,620	8,855,620
Less current portion	**53,000**	53,000
Long-term debt, excluding current portion	**$ 8,749,620**	$ 8,802,620

Requirements for the repayment of the outstanding bonds at December 31, 2009, are as follows:

	Principal	Interest	Total Debt Service
2010	$ 53,000	$ 433,628	$ 486,628
2011	61,000	432,817	493,817
2012	61,000	431,450	492,450
2013	106,000	429,543	535,543
2014	2,821,000	376,135	3,197,135
Thereafter	5,700,620	1,219,830	6,920,450
Totals	$ 8,802,620	$ 3,323,403	$ 12,126,023

As of December 31, 2009, the Company had received advances of $577,980 related to the Series P bond, with the remaining balance of $880,540 reported as unadvanced bond proceeds in the balance sheet. As of December 31, 2008, the Company had received advances of $569,735 related to the Series P bond, with the remaining balance of $888,785 reported as unadvanced bond proceeds.

Substantially all of the Company's water utility plant is subject to the lien of the mortgage bond indentures.

In addition, under the terms of these indentures, certain restrictions are placed on the payment of dividends and the issuance of additional debt. At December 31, 2009 and 2008, unrestricted reinvested earnings amounted to approximately $572,000 and $602,000, respectively, as calculated in accordance with the indentures.

4. Obligation Under Capital Leases

The Company leases vehicles under capital leases. Included under water utility plant are the following amounts applicable to those leases as of December 31:

	2009	2008
Vehicles	$ **148,504**	$ 148,504
Less accumulated depreciation	**76,042**	52,543
	$ **72,462**	$ 95,961

Obligations under capital leases consist of:

	2009	2008
7.79% lease payable to Farm Credit Leasing, due in monthly installments for principal and interest of $1,118 through December 2012	$ **41,826**	$ 51,571
7.09% lease payable to Farm Credit Leasing, due in monthly installments for principal and interest of $882 through October 2014	**46,377**	53,400
	88,203	104,971
Less current portion	**18,068**	16,767
Obligation under capital leases, excluding current portion	$ **70,135**	$ 88,204

Requirements for the repayment of the capital leases at December 31, 2009 are:

	Total	Interest	Principal
2010	$ 23,998	$ 5,930	$ 18,068
2011	23,999	4,530	19,469
2012	23,998	3,018	20,980
2013	18,247	1,314	16,933
2014	13,256	503	12,753
	$ 103,498	$ 15,295	$ 88,203

5. Line of Credit

The Company has a $2,250,000 unsecured line of credit. The line expires on June 30, 2010. Amounts outstanding were $1,674,127 and $1,432,071 at December 31, 2009 and 2008, respectively. Management expects to renew this line of credit through June 2011.

The interest charged on the line is a variable rate of interest of prime less 1% (2.25% at December 31, 2009). As part of the unsecured line of credit agreement management can fix the interest rate on a portion of the outstanding balance for 90 days at the current LIBOR rate plus 1.85%. On December 4, 2009 the Company fixed $1,500,000 of the outstanding balance at 2.11%. As of December 31, 2009 the Company had $1,499,560 of the fixed portion remaining, with the fixed rate expiring on March 4, 2010, at which time the balance returns to the variable interest rate.

6. Income Taxes

Income tax expense amounted to $137,720 in 2009 and $141,015 in 2008. The actual tax expense differs from the expected tax expense as follows:

	2009	2008
Federal income tax rate	**34.0 %**	34.0 %
State tax, net of federal benefit	**5.3**	5.4
Federal investment tax credit	**(1.3)**	(1.4)
Other	**(3.3)**	(0.9)
Effective income tax rate	**34.7 %**	37.1 %

BIDDEFORD & SACO WATER COMPANY

Notes to Financial Statements

December 31, 2009 and 2008

The components of income tax expense (benefit) are as follows:

	2009			2008		
	Current	**Deferred**	**Total**	Current	Deferred	Total
Federal	**$ (199,123)**	**$ 350,126**	**$ 151,003**	$ 32,460	$ 82,297	$ 114,757
State	**33,862**	**(42,000)**	**(8,138)**	24,488	6,915	31,403
Amortization of federal investment tax credits	**-**	**(5,145)**	**(5,145)**	-	(5,145)	(5,145)
Totals	**$ (165,261)**	**$ 302,981**	**$ 137,720**	$ 56,948	$ 84,067	$ 141,015

The investment tax credit carried at $128,608 and $133,753 at December 31, 2009 and 2008, respectively, is being amortized through 2034.

Income tax expense is included in the statements of income as follows:

	2009	2008
Operating expense	**$ 98,820**	$ 100,215
Non-operating expense	**38,900**	40,800
Total income tax expense	**$ 137,720**	$ 141,015

Deferred income taxes are included in the balance sheets as follows:

	2009	2008
Deferred tax asset, other comprehensive loss - pension	**$ (502,410)**	$ (566,820)
Deferred federal and state taxes	**2,761,253**	2,581,942
Net deferred income taxes	**$ 2,258,843**	$ 2,015,122

The tax effects of all temporary differences that give rise to the net deferred tax liability at December 31 are as follows:

	2009	2008
Depreciation, contributions in aid of construction and customer advances for construction	**$ 2,401,977**	$ 2,578,911
Deferred debits	**23,400**	(21,743)
Reserve for bad debts	**(15,000)**	(32,000)
Pension asset	**(502,410)**	(566,820)
Pension	**168,000**	62,200
Installment sale	**54,000**	80,950
Other	**128,876**	(86,376)
Net deferred income taxes	**$ 2,258,843**	$ 2,015,122

7. Employment Agreement

The Company has an employment agreement through 2010 with an executive officer. The agreement provides for minimum salaries, and for severance payments under certain circumstances.

8. Pension Plan

The Company has a trusteed noncontributory, defined benefit pension plan covering all eligible employees over 21 years of age with over one year of continuous service. The Company's policy is to contribute annually at least the amount calculated as the net periodic pension expense.

Information regarding the pension plan for 2009 and 2008 is as follows:

	2009	2008
Change in benefit obligation:		
Projected benefit obligation at beginning of year	**$ 2,960,151**	$ 2,480,657
Service cost	**91,236**	79,260
Interest cost	**174,372**	163,848
Actuarial loss	**83,163**	341,963
Annuity payments	**(107,500)**	(105,577)
Projected benefit obligation at end of year	**$ 3,201,422**	$ 2,960,151

BIDDEFORD & SACO WATER COMPANY

Notes to Financial Statements

December 31, 2009 and 2008

	2009	2008
Change in plan assets:		
Market value of assets at beginning of year	**$ 1,879,280**	$ 2,527,749
Actual return on plan assets	**426,307**	(672,892)
Employer contributions	**130,000**	130,000
Annuity payments	**(107,500)**	(105,577)
Market value of assets at end of year	**$ 2,328,087**	$ 1,879,280
Funded status	**$ (873,335)**	$ (1,080,871)
Amounts recognized in the balance sheet consist of:		
Accrued pension costs	**$ (873,335)**	$ (1,080,871)
Accumulated other comprehensive loss, gross	**1,268,713**	1,431,357
Components of net periodic pension expense:		
Service cost	**$ 91,236**	$ 79,260
Interest cost	**174,372**	163,848
Expected return on assets	**(233,088)**	(228,448)
Amortization of unrecognized loss	**40,236**	-
Amortization of unrecognized prior service cost	**12,352**	16,188
Net periodic pension expense	**$ 85,108**	$ 30,848
Amounts not yet reflected in pension benefit costs and included in accumulated other comprehensive loss:		
Prior service cost	**$ 2,986**	$ 15,338
Net loss	**1,265,727**	1,416,019
Total accumulated other comprehensive income, gross	**$ 1,268,713**	$ 1,431,357

In 2010, $20,980 of the amount in accumulated other comprehensive loss is expected to be recognized as a component of net periodic pension expense. This amount is made up of amortization of unrecognized loss of $63,844 and amortization of unrecognized past service liability of $42,864.

The accumulated benefit obligation was $2,707,439 and $2,563,621 as of December 31, 2009 and 2008, respectively.

	2009	2008
Weighted-average assumptions to determine benefit obligations at December 31:		
Discount rate	**6.13 %**	6.00 %
Rate of compensation increase	**3.25 %**	3.25 %
Weighted-average assumptions to determine net periodic pension expense for the years ended at December 31:		
Discount rate	**6.00 %**	6.75 %
Expected long-term return on plan assets	**9.00 %**	9.00 %
Rate of compensation increase	**3.25 %**	4.00 %

The long-term rate-of-return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5% - 9% and 2% - 6%, respectively. Additionally, the long-term inflation rate is projected to be 3%. When these overall return expectations are applied to the plan's target allocation, the result is an expected return of 8% to 10%.

Estimated future benefits

Expected future benefit payments are:

2010	$ 112,937
2011	119,863
2012	130,758
2013	150,243
2014	174,227
2015 - 2019	1,049,521

Plan Assets

The Company's pension plan weighted-average asset allocations by asset category are as follows:

Asset category	Plan Assets at December 31 2009	2008
Cash	5 %	4 %
Equity	61	53
Debt	34	43
Total	100 %	100 %

The Company's investment objective is for balanced growth with target asset allocations ranging from 55% to 65% equity and 35% to 45% fixed income. Investments are guided based on moderate risk tolerance and a long-term time horizon.

Cash Flow

Contributions to the pension plan for 2010 are expected to be $198,000.

Subsequent Event

Effective January 1, 2010, the plan was amended to reduce the benefit formula.

9. Defined Contribution Plan

The Company has a salary reduction plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees who have attained the age of 21 and who have completed one full year of service with the Company. Matching contributions to the plan by the Company (equal to 37.5% of the salary reduction elected by the employee up to a maximum contribution by the Company of $1,000) were approximately $16,400 and $19,300 in 2009 and 2008, respectively.

10. Fair Value

The Company's financial instruments not subject to FASB ASC 820 consist of cash and cash equivalents, short-term trade receivables and payables, a note receivable, investments in non-traded stock, lines of credit, capital leases, and long-term debt. The carrying value of all instruments, except the long-term debt, approximates their fair value. Based on borrowing rates currently available to the Company for financial instruments with comparable duration, the fair value of long-term debt was approximately $8,389,000 and $7,364,000 as of December 31, 2009 and 2008, respectively. These estimates are not necessarily indicative of the amounts that the Company could realize in the current market and different methodologies may have a material effect on the estimated fair value amounts.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements at December 31, 2009, Using	
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)
Investments held by defined benefit pension plan		
Cash and cash equivalients	$ 118,622	$ 118,622
Fixed Income - Investment Grade	698,655	698,655
Fixed Income - Global High Yield	88,962	88,962
Equities - US Large Cap	813,943	813,943
Equities - US Mid Cap	180,956	180,956
Equities - US Small Cap	134,223	134,223
Equities - International Developed	292,726	292,726
Total	$ 2,328,087	$ 2,328,087

	Fair Value Measurements at December 31, 2008, Using	
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)
Assets:		
Investments held by defined benefit pension plan	$ 1,879,280	$ 1,879,280

BIDDEFORD & SACO WATER CO.
Supplying
BIDDEFORD, SACO, OLD ORCHARD BEACH
AND PINE POINT
----
181 ELM STREET P.O. BOX 304
BIDDEFORD, MAINE 04005-0304

C.S. MANSFIELD, Jr., President & Treasurer
ROBERT R. THERIAULT, Assist. Treasurer
THOMAS CARR III, Distribution Superintendent
CHRISTOPHER M. MANSFIELD, Deputy Manager

TELEPHONE
Area Code **207**
282-1543

May 28, 2010

TO OUR SHAREHOLDERS:

This past December, I sent letters to shareholders in selected states (Maine, Massachusetts, and Florida) to gauge possible interest in a common stock offering by Biddeford and Saco Water Company directly to shareholders. As I discussed in the letter and at prior shareholder meetings, the Company faces a need to raise significant capital over the coming years.

Based on feedback received from shareholders in response to my letter, the Company has decided to proceed with an offering of common stock, at a price of $67.50 per share. Net proceeds from the offering would be used to reduce the balance on the Company's line of credit, and to put the Company in a position to earn a greater return on its invested capital.

The Company has concluded that Biddeford and Saco Water Company shareholders have statutory preemptive rights under Maine law. *A "preemptive right" is a pro rata right to purchase a portion of a new common stock offering, sufficient to preserve that shareholder's current ownership percentage.*

We have filed with the Securities and Exchange Commission a Form 1-A offering statement, covering an offering of 31,000 shares of common stock at the offering price of $67.50 per share. As described below, we plan to pursue this offering in selected states where most of our shareholders reside. By virtue of your preemptive rights, however, as a record or beneficial owner of Biddeford and Saco Water Company common stock, you will have a pro rata right to purchase shares regardless of where you reside.

The Company is conducting this offering primarily in Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, Pennsylvania, and Maryland. The securities laws of those states allow the Company to make an offering without incurring substantial additional expense. Shareholders from those states who offer to purchase common stock may do so, if they wish, in amounts not limited to their pro rata percentage of the offered shares, subject however to availability and other conditions set forth in the form of Subscription Agreement for this offering.

For those of you who reside in states *other than* Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, Pennsylvania, and Maryland, you have a preemptive right to purchase your pro rata portion of the offering – i.e. up to 30% of the total number of shares of Biddeford and Saco Water Company common stock that you already own. Depending on the securities laws in your state, the Company may be able to offer you shares in excess of your pro rata percentage of the offering. We plan to assess this once we know which shareholders might be interested in exercising their preemptive rights for more than their pro rata percentage.

To exercise your preemptive rights, you must return to us the enclosed Preemptive Rights Election by July 7, 2010 (i.e. within 40 days of the date of this letter). If we receive the form from you by that date, we will send you a copy of the final offering circular for this offering, together with a Subscription Agreement. **Returning the enclosed Preemptive Rights Election will <u>not</u> obligate you to purchase. A binding offer to purchase can be made by you only by submitting a signed Subscription Agreement in the form provided with the final offering circular.**

Thank you for your continued support of the Biddeford and Saco Water Company.

On behalf of the Board of Directors
C.S. Mansfield, Jr., President

Biddeford & Saco Water Company
181 Elm Street
P.O. Box 304
Biddeford, ME 04005-0304

Telephone *(207) 282-1543*
Facsimile *(207) 282-1544*

PREEMPTIVE RIGHTS ELECTION

The undersigned represents that he or she owns the following number of shares of Biddeford and Saco Water Company common stock (either in the undersigned's name directly or through an account with a bank or securities firm):

TOTAL SHARES OWNED IN THE COMPANY: ______________ *[insert number now owned]*

The undersigned understands that, pursuant to statutory preemptive rights, he or she has the right to purchase a portion of the common stock being offered by the Company, namely up to 30% of the number of shares he or she now owns. [*For example, in the case of a shareholder who now owns 1,000 shares of Company common stock, he or she has a preemptive right to purchase up to 300 shares (30%) of the offered common stock. Depending on the state in which the shareholder resides, the Company may be able to sell the shareholder more than his or her pro rata portion, if he or she elects to do so.*]

The undersigned wishes to reserve ______________ shares *[insert number]* for possible future purchase by him or her, at $67.50 per share, payable by check or wire transfer to the Company. **This is not a commitment to purchase. A commitment can only be made by executing a Subscription Agreement, in the form to be provided by the Company after the shareholder has received the Company's offering circular for this offering.**

NOTE: IF YOU DO NOT WISH TO PURCHASE ANY SHARES THROUGH THIS OFFERING, YOU DO NOT NEED TO RETURN THIS FORM.

Date: __________________, 2010

Signature(s): ____

____

Print Name and Address: ____

____

____

____

Comments or questions?:

PART F/S – FINANCIAL STATEMENTS

The required financial statements are included in the offering circular.

PART III – EXHIBITS

Index to Exhibits

No.	Exhibit	Page
1.1*	Selling Agreement	
2.1	Articles of Incorporation (as amended)	66
2.2	Bylaws	118
3 †	Indentures defining rights of long-term debt holders	
4.1*	Form of subscription agreement	
10.1*	Consent of accountants	
10.1*	Consent and certification by Selling Agent	
11.1*	Opinion of Verrill Dana, LLP	
12.1*	Sales material	
13.1	Solicitation of interest letter	127
15.1	Notice of preemptive rights	130

* To be filed by amendment

† Available for filing with the Commission upon request.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Biddeford, State of Maine, on May 27, 2010.

BIDDEFORD AND SACO WATER COMPANY

By: ______________________
C.S. Mansfield, Jr., President and Treasurer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ C.S. Mansfield, Jr.	Director	May 27, 2010
** David E. Briggs	Director	May 27, 2010
______________________ Richard A. Hull III	Director	May ___, 2010
** Michael A. Morel	Director	May 27, 2010
** Wayne A. Sherman	Director	May 27, 2010

** By: ______________________
C.S. Mansfield, Jr.,
As attorney-in-fact

EXHIBIT 2.1

Articles of Incorporation (as amended)

EXHIBIT D

State of Maine


MAINE

Department of the Secretary of State

I, the Secretary of State of Maine, certify that according to the provisions of the Constitution and Laws of the State of Maine, the Department of the Secretary of State is the legal custodian of the Great Seal of the State of Maine which is hereunto affixed and that the paper to which this is attached is a true copy from the records of this Department.


MAINE

In testimony whereof, I have caused the Great Seal of the State of Maine to be hereunto affixed. Given under my hand at Augusta, Maine, this sixteenth day of May 2002.

DAN GWADOSKY
Secretary of State

Chapter 124.

An act to incorporate the Biddeford and Saco Water Company.

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Corporators.

SECT. 1. James M. Andrews, Edward W. Staples, Horace Ford, Alfred Goodwin, R. W. Randall, William Hill, George W. Donnell, Samuel G. Twambley, Albert K. Cleaves, B. H. Banks, C. R. Hussey, Thomas Haley, W. H. Field, O. H. Staples, Oliver C. Clark, John S. Derby, John Quimby, George F. Owen, William J. Bradford, Enoch Lowell, with their associates and successors, are hereby made a corporation by the name of the Biddeford and Saco Water Company, for the purpose of conveying to, and supplying the cities of Biddeford and Saco, in York county with pure and wholesome water; and said corporation, for said purposes, may hold real and personal estate necessary and convenient therefor, not exceeding in amount two hundred and fifty thousand dollars.

Corporate name.

Authorized to take and use certain waters and erect dams and reservoirs.

SECT. 2. Said corporation is hereby authorized, for the purposes aforesaid, to take, detain and use the water of Kennebunk pond, or Saco river, or either of them, in either or all the towns of Lyman, Hollis or city of Biddeford; and is also authorized to erect, maintain dams and reservoirs, and lay and maintain pipes and aqueducts necessary for the proper accumulating, conducting, discharging, distributing and disposing of water and forming proper reservoirs thereof; and said corporation may take and hold any lands necessary therefor, and may excavate through any lands where necessary for the purposes of this incorporation.

Damages and adjustment thereof.

SECT. 3. Said corporation shall be held liable to pay all damages that shall be sustained by any persons by the taking of any land, or other property, or by flowage, or by excavating through any land for the purpose of laying down pipes and aqueducts, building dams and reservoirs, and also damages for any other injuries resulting from said acts; and if any person sustaining damage as aforesaid, and said corporation shall not mutually agree upon the sum to be paid therefor, such person may cause his damages to be ascertained in the same manner and under the same conditions, restrictions and limitations as are by law prescribed in the case of damages by the laying out of highways.

9

CHAP. 124

Authorized to lay pipes, etc.

SECT. 4. Said corporation is hereby authorized to lay down, in and through the streets and ways in said towns of Lyman, Hollis, or the cities of Biddeford and Saco, all such pipes, aqueducts, and fixtures as may be necessary for the purposes of their incorporation, under such reasonable restrictions as the aldermen and selectmen of said towns and cities may impose. Said corporation shall have no authority to lay down in and through the streets and ways in said city of Saco, any pipes, aqueducts or fixtures, unless and until the said city of Saco by a majority vote of its citizens at any legal meeting called for that purpose shall consent thereto. And said corporation shall be responsible for all damages to persons and property occasioned by the use of such streets and ways, and shall further be liable to pay to said cities and towns all sums recovered against said cities and towns for damages from obstruction caused by said corporation, and for all expenses, including reasonable counsel fees, incurred in defending such suits, with interest on the same.

Consent of the citizens of Saco required.

Liability for damages.

May cross and change direction of sewers.

SECT. 5. Said corporation shall have power to cross any private or public sewer, or to change the direction thereof, where necessary for the purposes of their incorporation, but in such manner as not to obstruct or impair the use thereof; and said corporation shall be liable for any injury caused thereby.

Surveys to be made and notice of location to be published.

SECT. 6. Said corporation shall cause surveys to be made for the purpose of locating their dams, reservoirs and pipes and other fixtures, and cause accurate plans of such location to be filed in the office of the city clerk of said Biddeford, and notice of such location shall be given to all persons affected thereby, by publication in some public newspaper in said county; and no entry shall be made upon any lands, except to make surveys, until the expiration of ten days from the said filing and publication.

Penalty for injuring property or corrupting waters.

SECT. 7. Any person who shall willfully injure any of the property of said corporation, or who shall knowingly corrupt the waters of said Kennebunk pond and Saco river, or any of their tributaries, in any manner whatever, or render them impure, whether the same be frozen or not, shall be punished by fine not exceeding one thousand dollars, or by imprisonment not less than one year, and shall be liable to said corporation for three times the actual damage, to be recovered in any proper action.

SECT. 8. The capital stock of said corporation shall be two hundred thousand dollars, which may be increased to two hundred and fifty thousand dollars by a vote of said corporation; and said stock shall be divided into shares of fifty and one hundred dollars each. *Capital stock.*

SECT. 9. Either of the cities of Biddeford and Saco are hereby authorized to subscribe to the stock of said corporation to an extent not exceeding two hundred and fifty thousand dollars, by a majority vote, at any legal meetings called for that purpose, and the mayor and city councils, or either of them, may take possession and complete said water works. *Biddeford and Saco may subscribe to the stock.*

SECT. 10. The first meeting of said corporation may be called by a written notice thereof, signed by any seven corporators herein named, served upon each corporator by giving him the same in hand or by leaving the same at his last usual place of abode, seven days before the time of meeting. *First meeting, how called.*

SECT. 11. This act shall take effect when approved.

Approved March 12, 1861.

Chapter 180.

An Act to amend chapter one hundred and twenty-four of the Private and Special Laws of the year eighteen hundred and eighty-one, entitled "An Act to incorporate the Biddeford and Saco Water Company."

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Ch. 124, special laws of 1881, amended.

SECT. 1. Chapter one hundred and twenty-four of the private and special laws of eighteen hundred and eighty-one is hereby amended, by striking out all of said chapter after the word "company" in the eighth line, and inserting instead thereof the following: 'For the purpose of conveying to and supplying the towns of Lyman, Dayton and Scarboro', and the cities of Biddeford and Saco, with pure water.

SECT. 2. Said corporation, for said purposes, may hold real and personal estate necessary and convenient therefor, not exceeding in amount four hundred thousand dollars.

SECT. 3. Said corporation is hereby authorized, for the purposes aforesaid, to take, detain and use the water of Kennebunk pond, Swan's pond, or Saco River, or either of them, and all streams tributary thereto in either or all the towns of Lyman, Hollis, Dayton, Kennebunkport, Buxton, or cities of Biddeford and Saco, and is also authorized to erect, maintain dams and reservoirs, and lay down and maintain pipes and aqueducts necessary for the proper accumulating, conducting, discharging, distributing and disposing of water and forming proper reservoirs thereof; and said corporation may take and hold, by purchase or otherwise, any lands or real estate necessary therefor, and may excavate through any lands where necessary for the purposes of this incorporation.

SECT. 4. Said corporation shall be held liable to pay all damages that shall be sustained by any persons by the taking of any land or other property, or by flowage, or by excavating through any land for the purpose of laying down pipes and aqueducts, building dams and reservoirs, and also damages for any other injuries resulting from said acts; and if any person sustaining damage as aforesaid and said corporation shall not mutually agree upon the sum to be paid therefor, such person may cause his damages to be ascertained in the same manner and under the same conditions, restrictions and limitations as are by law prescribed in the case of damages by the laying out of railroads.

SECT. 5. The capital stock of said corporation shall be two hundred thousand dollars, which may be increased to four hundred thousand dollars by a vote of said corporation, and said stock shall be divided into shares of one hundred dollars each.

SECT. 6. Said corporation is hereby authorized to lay down, in and through the streets and ways in said towns of Lyman, Hollis, Dayton and Scarboro', and the cities of Biddeford and Saco, and to take up, replace and repair all such pipes, aqueducts and fixtures as may be necessary for the purposes of their incorporation, under such reasonable restrictions as the mayor and aldermen of said cities and selectmen of said towns may impose. And said corporation shall

CHAP. 180

be responsible for all damages to persons and property occasioned by the use of such streets and ways, and shall further be liable to pay to said cities and towns all sums recovered against said cities and towns for damages from obstruction caused by said corporation, and for all expenses, including reasonable counsel fees incurred in defending such suits, with interest on the same.

SECT. 7. Said corporation is hereby authorized to make contracts with the United States, and with corporations and inhabitants of cities and towns through which the pipes of the company may be or shall hereafter be located, for the purposes of supplying water as contemplated by said act; and any city or town in which the pipes of this corporation shall be laid are hereby authorized, by its city council or selectmen, to enter into contract with said company for a supply of water, and for such exemption from public burden as the towns and cities herein named and said company may agree, which, when made, shall be legal and binding upon all parties thereto.

SECT. 8. Said corporation shall have power to cross any private or public sewer, or to change the direction thereof, where necessary for the purposes of their incorporation, but in such manner as not to obstruct or impair the use thereof; and said corporation shall be liable for any injury caused thereby; whenever the company shall lay down any pipes in any street, or make any alterations or repairs upon its works in any streets, it shall cause the same to be done with as little obstruction to public travel as may be practicable, and shall at its own expense, without unnecessary delay, cause the earth and pavements removed by it to be replaced in proper condition.

SECT. 9. Any person who shall wilfully injure any of the property of said corporation, or who shall knowingly corrupt the waters of said Kennebunk pond, Swan's pond, Saco river, or any of their tributary streams, in any manner whatever, or render them impure, whether the same be frozen or not, or who shall throw the carcasses of dead animals or other offensive matter into said waters, or who shall wilfully destroy or injure any dam, reservoir, aqueduct, pipe, hydrant or other property held or owned by said corporation for the purposes of this act, shall be punished by a fine not exceeding one thousand dollars, or by imprisonment not less than one year, and shall be liable to said corporation for three times the actual damage, to be recovered in any proper action.

Sect. 10. Said corporation may issue its bonds for the construction of its works, upon such rates and time as it may deem expedient, not exceeding the sum of four hundred thousand dollars, and secure the same by mortgage of the franchise and property of said company.

Sect. 11. In case the works of this corporation shall not have been put into actual operation within three years from April one, eighteen hundred and eighty-three, the rights and privileges herein granted shall become null and void.

Sect. 12. The first meeting of said corporation may be called by a written notice thereof, signed by any seven corporators herein named, served upon each corporator by giving him the same in hand or by leaving the same at his last usual place of abode seven days before the time of meeting.

Sect. 13. This act shall take effect when approved.'

So that said chapter as amended shall read as follows:

Corporators.

'Sect. 1. James M. Andrews, Edward W. Staples, Horace Ford, Alfred Goodwin, R. W. Randall, William Hill, George W. Donnell, Samuel G. Twambley, Albert K. Cleaves, E. H. Banks, C. E. Hussey, Thomas Haley, W. H. Field, O. H. Staples, Oliver C. Clark, John S. Derby, John Quimby, George F. Owen, William J. Bradford, Enoch Lowell, with their associates and successors, are hereby made a corporation by the name of the Biddeford and Saco Water Company for the purpose of conveying to and supplying the towns of Lyman, Dayton and Scarboro', and the cities of Biddeford and Saco with pure water.

Corporate name.

May hold real and personal estate. —limit.

Sect. 2. Said corporation, for said purposes, may hold real and personal estate necessary and convenient therefor, not exceeding in amount, four hundred thousand dollars.

Authorized to take and use certain waters, erect dams and reservoirs.

Sect. 3. Said corporation is hereby authorized, for the purposes aforesaid, to take, detain and use the water of Kennebunk pond, Swan's pond, or Saco river, or either of them, and all streams tributary thereto in either or all the towns of Lyman, Hollis, Dayton, Kennebunkport, Buxton, or cities of Biddeford and Saco, and is also authorized to erect, maintain dams and reservoirs, and lay down and maintain pipes and aqueducts necessary for the proper accumulating, conducting,

CHAP. 180 discharging, distributing and disposing of water and forming proper reservoirs thereof; and said corporation may take and hold, by purchase or otherwise, any lands or real estate necessary therefor, and may excavate through any lands where necessary for the purposes of this incorporation.

Damages and adjustment thereof.

SECT. 4. Said corporation shall be held liable to pay all damages that shall be sustained by any persons by the taking of any land or other property, or by flowage, or by excavating through any land for the purpose of laying down pipes and aqueducts, building dams and reservoirs, and also damages for any other injuries resulting from said acts; and if any person sustaining damage as aforesaid and said corporation shall not mutually agree upon the sum to be paid therefor, such person may cause his damages to be ascertained in the same manner and under the same conditions, restrictions and limitations as are by law prescribed in the case of damages by the laying out of railroads.

Capital stock.

SECT. 5. The capital stock of said corporation shall be two hundred thousand dollars, which may be increased to four hundred thousand dollars by a vote of said corporation, and said stock shall be divided into shares of one hundred dollars each.

Authorized to lay pipes, etc.

SECT. 6. Said corporation is hereby authorized to lay down, in and through the streets and ways in said towns of Lyman, Hollis, Dayton and Scarboro', and the cities of Biddeford and Saco, and to take up, replace and repair all such pipes, aqueducts and fixtures as may be necessary for the purposes of their incorporation, under such reasonable restrictions as the mayor and aldermen of said cities and selectmen of said towns may impose. And said corporation shall be responsible for all damages to persons and property occasioned by the use of such streets and ways, and shall further be liable to pay to said cities and towns all sums recovered against said cities and towns for damages from obstruction caused by said corporation, and for all expenses, including reasonable counsel fees incurred in defending such suits, with interest on the same.

Liability for damages.

May supply water to United States, etc.

SECT. 7. Said corporation is hereby authorized to make contracts with the United States, and with corporations and inhabitants of cities and towns through which the pipes of the company may be or shall hereafter be located, for the purposes of supplying water as contemplated by said act; and any city or town in which the pipes of this corporation shall be laid are hereby authorized, by its city council or selectmen, to enter into contract with said company for a supply of water, and for such exemption from public burden as the towns and cities herein named and said company may agree, which, when made, shall be legal and binding upon all parties thereto.

May cross and change direction of sewers.

SECT. 8. Said corporation shall have power to cross any private or public sewer, or to change the direction thereof, where necessary for the purposes of their incorporation, but in such manner as not to obstruct or impair the use thereof; and said corporation shall be liable for any injury caused thereby; whenever the company shall lay down any pipes in any street, or make any alterations or repairs upon its works in any streets, it shall cause the same to be done with as little obstruction to public travel as may be practicable, and shall at its own expense, without unnecessary delay, cause the earth and pavements removed by it to be replaced in proper condition.

Penalty for injuring property or corrupting waters.

SECT. 9. Any person who shall wilfully injure any of the property of said corporation, or who shall knowingly corrupt the waters of said Kennebunk pond, Swan's pond, Saco river, or any of their tributary streams, in any manner whatever, or render them impure, whether the same be frozen or not, or who shall throw the carcasses of dead animals or other offensive matter into said waters, or who shall wilfully destroy or injure any dam, reservoir, aqueduct, pipe, hydrant or other property held or owned by said corporation for the purposes of this act, shall be punished by a fine not exceeding one thousand dollars, or by imprisonment not less than one year, and shall be liable to said corporation for three times the actual damage, to be recovered in any proper action.

May issue bonds.

SECT. 10. Said corporation may issue its bonds for the construction of its works, upon such rates and time as it may deem expedient, not exceeding the sum of four hundred thousand dollars, and secure the same by mortgage of the franchise and property of said company.

Charter null and void, unless works completed in given time.

SECT. 11. In case the works of this corporation shall not have been put into actual operation within three years from

April one, eighteen hundred and eighty-three, the rights and privileges herein granted shall become null and void.

First meeting, how called.

SECT. 12. The first meeting of said corporation may be called by a written notice thereof, signed by any seven corporators herein named, served upon each corporator by giving him the same in hand or by leaving the same at his last usual place of abode seven days before the time of meeting.

SECT. 13. This act shall take effect when approved.

Approved February 3, 1882.

Chapter 365.

An Act to amend chapter one hundred and eighty of the Private and Special Laws of eighteen hundred and eighty-three, entitled "An act to amend chapter one hundred and twenty-four of the Private and Special Laws of the year eighteen hundred and eighty-one, entitled "An act to incorporate the Biddeford and Saco Water Company."

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Ch. 180 Special Laws of 1883 amended.

SECT. 1. Chapter one hundred and eighty of the private and special laws of eighteen hundred and eighty-three, is hereby amended, by adding after the words, "with pure water," at the end of section one of said act, the words, 'for domestic and municipal purposes, including the extinguishment of fires, the supply of shipping, and the use of manufacturing establishments,' so that said section, when amended, will read as follows:

'SECT. 1. Chapter one hundred and twenty-four of the private and special laws of eighteen hundred and eighty-one, is hereby amended, by striking out all of said chapter after the word "company," in the eighth line, and inserting instead thereof the following: 'for the purpose of conveying to and supplying the towns of Lyman, Dayton and Scarboro', and the cities of Biddeford and Saco, with pure water for domestic and municipal purposes, including the extinguishment of fires, the supply of shipping, and the use of manufacturing establishments.'

Purposes.

SECT. 2. This act shall take effect when approved.

Approved August 29, 1883.

Chapter 240.

An Act relating to the Biddeford and Saco Water Company.

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Doings of Biddeford and Saco Water Co., made valid.

SECT. 1. The acts and doings of the Biddeford and Saco Water Company under their charter as amended, in relation to its organization, and in issuing its bonds, and securing the same by mortgage on its franchise, are hereby ratified, confirmed and made valid.

SECT. 2. This act shall take effect when approved.

Approved March 11, 1887.

CHAP. 312

Chapter 312.

An Act to authorize the Biddeford and Saco Water Company to issue bonds and to make valid its doings.

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Company authorized to issue bonds and mortgage property.

SECT. 1. The Biddeford and Saco Water Company is hereby authorized and empowered to issue its bonds for the payment of its debts, and for the further construction and improvement of its works, for such amount, and upon such rate and time as it may deem expedient, not to exceed the sum of one hundred thousand dollars, in addition to the amount of its present bonded debt, and to secure the same by mortgage or deed of trust of its franchises and property.

May make contracts to supply water.

SECT. 2. Said company is hereby authorized and empowered to make additional contracts with any city or town, through which its pipes may be laid, for the supply of water for the extinguishment of fire and other purposes.

Contracts already made, legalized.

SECT. 3. Nothing in this act shall be construed to impair the contracts already made with the cities of Saco and Biddeford, dated January three, eighteen hundred and eighty-four, and the said contracts are hereby authorized, ratified, confirmed and made valid as to all the provisions thereof.

Approved February 5, 1889.

18810000 D 1910000184831

FILED 02 13 1903 AMEN

Chapter 24.

An Act to authorize the Biddeford and Saco Water Company to issue bonds, and for other purposes.

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Section 1. The Biddeford and Saco Water Company is hereby authorized and empowered to issue its bonds for refunding its outstanding bonds, and for corporation purposes, in a sum not exceeding three hundred and fifty thousand dollars for a time not exceeding twenty years, and upon such rates of interest as said company may deem expedient, and may secure the same by mortgage of the franchises and property of the said corporation.

Biddeford and Saco Water Company authorized to issue bonds.

—may mortgage its property.

Section 2. The Biddeford and Saco Water Company is hereby authorized to supply the Old Orchard Water Company with a supply of water for fire and domestic purposes for the town of Old Orchard and the inhabitants thereof, and to guarantee, assume and pay all outstanding bonds, contracts, obligations and liabilities of the said Old Orchard Water Company, upon such terms as said companies have mutually agreed upon, and any guarantee heretofore made is hereby declared legal and valid.

Authorized to supply Old Orchard Water Company with water.

—may assume obligations of Old Orchard Water Company.

Section 3. The Biddeford and Saco Water Company is hereby authorized to purchase, hold, own and enjoy the franchises, property, shares of stock, rights, easements, privileges and immunities of the said Old Orchard Water Company, and the said Old Orchard Water Company, is hereby authorized to sell, transfer and convey its franchises, property, shares of stock, rights, easements, privileges and immunities to the said Biddeford and Saco Water Company, and upon such terms as said water companies have mutually agreed upon. And upon such purchase, sale and transfer, the said Biddeford and Saco Water Company shall succeed to, and have, hold and enjoy all the rights, easements, privileges and immunities heretofore or hereafter granted to said Old Orchard Water Company, in the town of Old Orchard, in the county of York, and shall thereupon and thereafter have the right and power to supply said town of Old Orchard and the inhabitants thereof, with water for fire and domestic purposes, and have all the powers and privileges, and subject to all the duties, restrictions and liabilities by law incident to such corporations, and any purchases heretofore made are hereby confirmed and declared legal and valid. The provisions of this act shall in no way affect or impair any existing contract or contracts between the town of Old Orchard and the Old Orchard Water Company.

Biddeford and Saco Water Company, may purchase property of Old Orchard Water Company.

—Old Orchard Water Company may sell its property.

—previous purchases declared valid.

—existing contracts shall not be impaired.

Section 4. This act shall take effect when approved.

Approved February 13, 1903.

82

Chapter 157.

An Act Authorizing the Biddeford and Saco Water Company to Increase its Capital Stock and to hold Securities in Other Corporations.

Be it enacted by the People of the State of Maine, as follows:

Increase of capital stock authorized; may purchase and hold securities in other corporations; proviso. The Biddeford and Saco Water Company is hereby authorized to increase its capital stock two hundred thousand dollars for the purposes and in the manner and subject to the restrictions provided in sections thirty-seven and thirty-eight of chapter fifty-five of the revised statutes for the regulation and control of public utilities; and the said company is hereby authorized to purchase and hold securities in other corporations located and doing business in the cities of Biddeford and Saco; provided, however, the purchase of said securities shall first be approved by the public utilities commission, and shall only be made with profits properly devotable to reserves, and only in such amounts as the public utilities commission shall approve. Said increase of stock may be effected by a vote representing a majority of the stock issued.

Approved April 3, 1917.

BIDDEFORD AND SACO WATER COMPANY

SUPPLYING

BIDDEFORD, SACO, OLD ORCHARD, GRAND BEACH, AND PINE POINT

GEORGE F. WEST, PRESIDENT
E. C. HERSEY, TREASURER
JAMES BURNIE, SUPERINTENDENT

UNION MUTUAL BUILDING
PORTLAND, MAINE

August 2, 1917

Hon. Frank W. Ball, Secretary of State,
Augusta, Maine.

Dear Sir:-

The Biddeford and Saco Water Company, a corporation organized under a special act of the legislature of the State of Maine, chapter 124, Laws of 1881, and amended chapter 180, Laws of 1883, and further amended by special act passed 1917 - at a Special Meeting of the stockholders duly called and held at the office of the Company, Room 805, 120 Exchange Street, Portland, Maine, on Tuesday, July 31, 1917 at 10:30 o'clock in the forenoon, at which a quorum of the stockholders were present, duly and unanimously passed the following votes:

VOTED to accept the act passed by the legislature of the State of Maine and approved April 3, 1917 entitled "An Act authorizing the Biddeford and Saco Water Company to Increase Its Capital Stock and to Hold Securities in Other Corporations."

VOTED to increase the capital stock of this corporation $200,000, thus making total capital stock $600,000 instead of $400,000, for corporation purposes and in the manner and subject to the restrictions provided in Sections 37 and 38 of Chapter 55 of the Revised Statutes or any acts additional thereto or amendatory thereof, for the regulation and control of Public Utilities by the Public Utilities Commission of Maine.

VOTED to authorize the Directors of this corporation to sell from time to time any or all of the new increased capital stock, but under the direction and for the purposes prescribed by the Public Utilities Commission of Maine, and to do all other acts necessary to carrying out the purposes of the above vote.

In accordance with the above votes, the Company wishes to file this notice with you of the authorized increase

84

Hon. F. W. B. #2

of the capital stock from $400,000 to $600,000, which increase has been duly made.

Respectfully submitted,

E. C. [signature], Clerk

BIDDEFORD AND SACO WATER COMPANY

I hereby certify that the above votes are a true copy of the votes passed at the Special Meeting of the stockholders of the Biddeford and Saco Water Company, held in Portland, Maine, July 31, 1917

E. C. [signature], Clerk

BIDDEFORD AND SACO WATER COMPANY.

85

Old Special.

Biddeford and Saco Water Company.

Increase of Capital.

18810000 D 1910000184829

FILED 08 03 1917 STCK 3

STATE OF MAINE

Office of Secretary of State

Augusta, Aug. 2 1917

Received and filed this day.

ATTEST:

L. Ernest Thornton

Deputy SECRETARY OF STATE

Recorded Vol. 12 Page 77

86

Chapter 66.

An Act to Authorize the Biddeford & Saco Water Company to Issue Bonds for Refunding and Other Purposes.

Be it enacted by the People of the State of Maine, as follows:

Sec. 1. **Bond issue of $750,000 authorized; purposes.** The Biddeford & Saco Water Company is hereby authorized and empowered to issue its bonds for refunding its outstanding bonds and the outstanding bonds of the Old Orchard Water Company and for the further improvement and extension of its plant in a sum not exceeding seven hundred and fifty thousand dollars, for a time not exceeding thirty years and upon such rates of interest as said company may deem expedient and the public utilities commission approves, and may secure the same by mortgage of the franchises and property of the said corporation, for the purposes and in the manner and subject to the restrictions provided in sections thirty-seven and thirty-eight of chapter fifty-five of the revised statutes, as amended for the regulation and control of public utilities.

Sec. 2. **Prior acts not affected.** Nothing herein contained is intended to repeal or shall be construed as repealing the whole or any part of any existing statute, and all the rights and duties herein mentioned shall be exercised and performed in accordance with all the applicable provisions of chapter fifty-five of the revised statutes, and acts amendatory thereof or additional thereto.

Approved March 19, 1919.

87

Extracts from Stockholders' Meeting
of the
BIDDEFORD AND SACO WATER COMPANY

Held on Wednesday, April 5, 1922, at 10 o'clock in the forenoon.

The President then stated that this meeting was called for the purpose of increasing the authorized capital stock of the Company and authorizing the issue thereof.

The following motion was submitted and a stock vote called for upon its passage:

> "That inasmuch as the amount of the present capital stock of the Company is insufficient for the purposes for which the Company was organized, the same be increased from six hundred thousand dollars ($600,000.), divided into six thousand (6,000) shares, of the par value of one hundred dollars ($100.) each, as now fixed, to one million dollars ($1,000,000.), divided into ten thousand (10,000) shares, of the par value of one hundred dollars ($100.) each, upon the approval of the Public Utilities Commission of the State of Maine, under and in accordance with the provisions of Section 39 of Chapter 55 of the Revised Statutes of Maine, as amended."

A stock vote was taken upon the passage of the foregoing motion, all those in favor of its passage voting "Yea" and all opposed voting "Nay", with the following result:

Whole number of votes cast,	5,986
Yeas cast,	5,986
Nays cast,	none

Whereupon it appearing that at least a majority of the capital stock issued and outstanding had voted in favor of the passage of said motion, the same was declared carried and the capital stock of the corporation increased accordingly.

88

Upon motion duly made and seconded, it was unanimously

VOTED: That the President of this Company be and he hereby is authorized, instructed and empowered to file written notice of the foregoing proposed increase in the capital stock of this Company with the Public Utilities Commission of the State of Maine for its approval thereof; and that he be further authorized, instructed and empowered to pay the fee of the State of Maine upon said increase.

I hereby certify that the above is a true copy.



Clerk.

89

Biddeford & Saco Water Co.

Increase of Capital

Old Special

18810000 D 1910000184827

FILED 07 10 1922 STCK 3

STATE OF MAINE

Office of Secretary of State

Augusta, July 10 1922

and filed this day.

ATTEST:

[signature]

DEPUTY SECRETARY OF STATE.

Recorded Vol. 15 Page 170

90

Chapter 24.

An Act to Repeal Chapter Sixty-six of the Private and Special Laws of Nineteen Hundred and Nineteen, Relating to the Biddeford and Saco Water Company.

Be it enacted by the People of the State of Maine, as follows:

P. & S. L., 1919, c. 66; authorizing Biddeford and Saco Water Co. to issue bonds, repealed. Chapter sixty-six of the private and special laws of nineteen hundred and nineteen is hereby repealed.

Approved March 1, 1923.

91

18810000 D 1910000184825

FILED 02 10 1937 AMEN 2

Extract from Minutes of Directors' Meeting of the BIDDEFORD & SACO WATER COMPANY, duly called and held at Portland, Maine, on Thursday, February 4, 1937, at 3:00 o'clock in the afternoon, at which a quorum was present and acted throughout.

****

"On motion duly made and seconded, it was unanimously

VOTED: To change the place of the principal office of the BIDDEFORD & SACO WATER COMPANY from Portland, Maine, to Biddeford, Maine."

A true copy.

ATTEST:

Clerk

Biddeford & Saco Water Company.

92

Biddeford & Saco Water Co.

Special

Change in Location

STATE OF MAINE
Office of Secretary of State
Augusta, Feb. 16 1987
Received and filed this day.
ATTEST:
Deputy SECRETARY OF STATE
Recorded Vol. 23 Page 4

93

18810000 D 1910000184824

FILED 10 31 1958 STCK 2

I, John W. L. White, of Freeport, Maine, hereby certify that I am the duly elected and qualified Clerk of Biddeford and Saco Water Company, a corporation incorporated and existing under the laws of the State of Maine, and located at Biddeford, in the County of York and said State, and that at a Special Meeting of the Stockholders of said Corporation held on the 31st day of October, 1958, at which more than a majority of the stockholders were present in person, or represented by proxy, constituting a quorum and voting, a vote, of the record of which the following is a true copy, had a unanimous passage:

"VOTED: That the authorized capital stock of this Corporation be increased from One Million Dollars ($1,000,000), divided into ten thousand (10,000) shares of the par value of One Hundred Dollars ($100) each, to Two Million Dollars ($2,000,000), consisting of twenty thousand (20,000) shares of the par value of One Hundred Dollars ($100) each."

October 31, 1958



Clerk, Biddeford and Saco Water Company

Biddeford &Saco Water Co.

Increase in capital

old special

STATE OF MAINE
OFFICE OF SECRETARY OF STATE
Augusta, Oct. 31, 1958
Received and filed this day,
ATTEST: [signature]
SECRETARY OF STATE
Recorded Vol. 38 Page 476-477

18810000 D 1910000184823

FILED 07 09 1962 STCK 2

I, John W. L. White, of South Freeport, in the County of Cumberland and State of Maine, hereby certify that I am the duly elected and qualified Clerk of BIDDEFORD AND SACO WATER COMPANY, a Maine corporation, and as such Clerk, have custody of the records of the meetings of stockholders of said Corporation; that as appears by the records of the meetings of said stockholders, at the Annual Meeting of the Stockholders duly and legally called and held on June 14, 1962, at which a majority of the stock issued and outstanding, being a quorum, was represented and voting, a vote, of the record of which the following is a true copy, had a unanimous passage:

"VOTED: To amend Section 1 of Article II, as amended, by inserting before the words 'The authorized Capital Stock' the words 'On and after August 1, 1962'; by striking out the words and figures 'twenty thousand (20,000)' and inserting in place thereof the words and figures 'eighty thousand (80,000)'; and by striking out the words and figures 'one hundred dollars ($100.00)' and inserting in place thereof the words and figures 'twenty-five dollars ($25.00)'; so that said Section, as amended, shall be as follows:

'Section 1. Authorized Capital Stock

'On and after August 1, 1962, the authorized Capital Stock of the Company shall be two million dollars ($2,000,000), represented by eighty thousand (80,000) shares of Common Stock of the par value of twenty-five dollars ($25.00) each. The Common Stock shall be entitled to one vote per share at each meeting of the stockholders.'"

July 3, 1962



Clerk, Biddeford and Saco Water Company

Biddeford & Saco Water Co.

Change in Par Value

STATE OF MAINE
OFFICE OF SECRETARY OF STATE
Augusta, July 9, 1962
Received and filed this day,
ATTEST
SECRETARY OF STATE
Recorded Vol. 144 Page 353-354

True excerpt of record of stockholders meeting,

Biddeford & Saco Water Company.

The following is a true excerpt of the records of a meeting of the stockholders of Biddeford & Saco Water Company duly called and held on June 13, 1974, at which meeting a quorum was present.

Pursuant to a resolution of the Board of Directors, the following votes were unanimously passed:

VOTED: To amend Article I Section 2 of the Bylaws to read as follows:

"On and after June 13, 1974, the authorized Capital stock of the Company shall be four million dollars($4,000.00$) represented by one hundred sixty thousand (160,000) shares of Common Stock of the par value of twenty five dollars each. The Common Stock shall be entitled to one vote per share at each meeting of the Stockholders."

FURTHER VOTED: To authorize and direct the President and Clerk on behalf of the corporation to prepare and forward to the Secretary of State the necessary Articles of Amendment to effectuate the above amendment, to execute any other necessary documents, and to act in the premises on behalf of the corporation.

A True excerpt of record

ATTEST:



John W. L. White, Clerk

18810000 D 1910000184821

FILED 09 10 1974 STCK 3

Fee Paid $1500. & $5.
C. B. 119
Date 9-10-74

This Space For Use By Secretary of State

MAINE
SECRETARY OF STATE
FILED

September 10, 1974

Joseph T. Edgar
Secretary of State
Acting

STATE OF MAINE

ARTICLES OF AMENDMENT

(Amendment by Shareholders Voting as One Class)

OF

Biddeford and Saco Water Company

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment.

FIRST: All outstanding shares of the corporation were entitled to vote on the following amendment as one class.

SECOND: The amendment to the Articles of Incorporation of the corporation set out in Exhibit A attached hereto was adopted by the shareholders thereof at a meeting legally called and held on June 13, 1974

THIRD: On said date, the number of shares outstanding and entitled to vote on such amendment, and the number of shares voted for and against said amendment, respectively, were as follows:

	Number of Shares Outstanding and Entitled to Vote	Voted For	Voted Against
	72,472	55,249	0
Totals	72,472	55,249	0

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which the same shall be effected is contained in Exhibit B attached hereto, if it is not set forth in the amendment itself.

*FIFTH: If such amendment effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to such amendment is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)
Common	None	160,000	$ 25.00

The aggregate par value of all such shares (of all classes and series) *having par value* is $ 4,000,000.00.

The total number of all such shares (of all classes and series) *without par value* is none shares.

SIXTH: The address of the registered office of the corporation in the State of Maine is 181 Elm St.

Biddeford, Maine 04005
(street, city and zip code)

Dated: July 23, 1974

Biddeford and Saco Water Company
(name of corporation)

Legibly print or type name and capacity of all signers 13-A MRSA §104.

By [signature]
John W. L. White, Clerk
(type or print name and capacity)

By ____________________

(type or print name and capacity)

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]
(clerk, secretary or asst. secretary)

NOTE: This form should not be used if any class of shares entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

*To be completed only if Exhibit A or B do not give this required information.

** The name of the corporation should be typed, and the document must be signed by (1) the Clerk or (2) by the President or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.

FORM NO. MBCA-9

18810000 D 1910000184820

FILED 02 13 1975 RO

STATE OF MAINE

NOTIFICATION BY CLERK OF CHANGE IN REGISTERED OFFICE

This Space For Use By Secretary of State

MAINE SECRETARY OF STATE FILED

February 13, 1975

[signature]

Fee Paid $5.00

C. B. 7501161

Date 2-18-75

Pursuant to 13-A MRSA §304(6), the undersigned clerk for one or more domestic corporations gives notice of the following change of business address which is the registered office of each corporation listed.

FIRST: Name of clerk* John W. L. White

SECOND: Address of former registered office 95 Exchange Street Portland, Maine 04112

(street, city, state and zip code)

THIRD: Address of new registered office 181 Elm Street Biddeford, Maine 04005

(street, city, state and zip code)

FOURTH: Notice of the above change in registered office has been sent to each of the following corporations by the undersigned as clerk of each:

Biddeford and Saco Water Company

Dated: February 7, 1975

(signature)

John W. L. White

(type or print name)

*The clerk of a domestic corporation must be a person resident in Maine. The business address of the clerk and the registered office must be identical.

FORM NO. MBCA-3B

CHAPTER 21

AN ACT to Amend the Charter of the Biddeford and Saco Water Company.

Be it enacted by the People of the State of Maine, as follows:

P&SL 1881, c. 124, § 1, as last amended by P&SL 1883, c. 365, is further amended to read:

Sec. 1. Corporators; corporate name. James M. Andrews, Edward W. Staples, Horace Ford, Alfred Goodwin, R. W. Randall, William Hill, George W. Donnell, Samuel G. Twambley, Albert K. Cleaves, E. H. Banks, C. E. Hussey, Thomas Haley, W. H. Field, O. H. Staples, Oliver C. Clark, John S. Derby, John Quimby, George F. Owen, William J. Bradford, Enoch Lowell, with their associates and successors, are hereby made a corporation by the name of the Biddeford and Saco Water Company, for the purpose of conveying to and supplying the Towns of Lyman, Dayton and Scarboro, and the Cities of Biddeford and Saco and the Kennebunk, Kennebunkport-Wells Water District with pure water for domestic and municipal purposes, including the extinguishment of fires, the supply of shipping, and the use of manufacturing establishments.

Effective October 1, 1975

18810000 D 1910000184816

FILED 03 30 1984 BYLW


MAINE
SECRETARY OF STATE
FILED
March 30, 19 84

ARTICLE IV

ELECTION OF DIRECTORS

The stockholders shall annually elect by ballot, a Board of seven (7) directors. Directors so elected shall continue in office until the next annual meeting and until their successors are elected and qualified. Directors must be and remain stockholders except that a member of another corporation which owns stock of this Company and has a right to vote thereon may be a director. Any vacancy or vacancies in the Board of Directors, arising from any cause, may be filled by the remaining Directors until the next election of Directors by the stockholders.

Biddeford and Saco Water Company
181 Elm Street
Biddeford, Maine 04005

March 23, 1984

Copy of bylaws relating to number of directors elected annually in effect as of 12/31/71.

ATTEST:



Harry M. Wooster, President

103

Filing Fee (See Sec. 1401)

18810000 D 1931721500005

FILED 06 21 1993 AMEN 2

Fee Paid $35.00

C.B. ——

Date ——

STATE OF MAINE

ARTICLES OF AMENDMENT
(Amendment by Shareholders
Voting as One Class)

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

For Use By The Secretary of State
FILED
June 21, 1993
[signature]
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

FIRST: All outstanding shares were entitled to vote on the following amendment as one class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders (Circle one)
(A.) at a meeting legally called and held on, OR June 10, 1993
B. by unanimous written consent on

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
96,459	71,981	-0-

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $ ________

The total number of all such shares (of all classes and series) *without par value* is ________ shares.

SIXTH: Address of the registered office in Maine: 181 Elm Street
Biddeford, Maine 04005
(street, city and zip code)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]
(signature of clerk, secretary or asst. secretary)

Biddeford and Saco Water Company
(Name of Corporation)

By* [signature]
(signature)

John W. L. White, Clerk
(type or print name and capacity)

By* ________
(signature)

____
(type or print name and capacity)

Dated: June 10, 1993

*In addition to any certification of custody of minutes this document *MUST* be signed by (1) the Clerk *OR* (2) the President or a vice-president *AND* the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, a majority of the directors or such directors designated by a majority of directors then in office *OR* (4) if no directors, the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) the holders of all outstanding shares.

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

FORM NO. MBCA-9 Rev. 81

SUBMIT COMPLETED FORMS TO: Secretary of State, Station 101, Augusta, Maine 04333

Exhibit A

Section 1: That the charter of the Biddeford and Saco Water Company, as codified in the Private and Special Laws of Maine of 1883, c. 180, § 10, is amended to read:

Sect. 10. Said corporation, through vote of its directors, may issue from time to time its bonds, notes or other evidences of indebtedness for: (i) the acquisition of property to be used for the purpose of carrying out its corporate powers; (ii) the construction, completion, extension or improvement of its facilities; (iii) the improvement or maintenance of its service; (iv) the payment of expenses of operation; (v) the discharge or refunding of its bonds, notes or other evidences of indebtedness; (vi) reimbursement of its treasury for money used for any of the foregoing purposes; and (vii) any other lawful purpose, and may secure the same by mortgage or deed of trust on the franchises or property of said corporation.

Section 2: That the charter of the Biddeford and Saco Water Company, as codified in the Private and Special Laws of Maine of 1889, c. 312, § 1, and the Private and Special Laws of Maine of 1903, c. 24, § 1, are hereby repealed.

DOMESTIC
BUSINESS CORPORATION

STATE OF MAINE

ARTICLES OF AMENDMENT

(Shareholders Voting as One Class)

BIDDEFORD AND SACO WATER COMPANY
(Name of Corporation)

Minimum Fee $35 (See §1401 sub-§15)

File No. 18810000 D Pages 7
Fee Paid $ 35
DCN 1991751800023 AMEN
FILED
21-JUN-99

Julie L Flynn
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

FIRST: All outstanding shares were entitled to vote on the following amendment as one class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders on (date) June 10, 1999
("X" one box only)

☒ at a meeting legally called and held *OR* ☐ by unanimous written consent

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
106,104	69,483	2,236

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $ ________________

The total number of all such shares (of all classes and series) *without par value* is ________________ shares

106

SIXTH: The address of the registered office of the corporation in the State of Maine is 181 Elm Street, Biddeford, ME 04005

(street, city, state and zip code)

DATED June 17, 1999

*By Wayne A. Sherman
(signature)

Wayne A. Sherman, Clark
(type or print name and capacity)

*By ______________________
(signature)

____
(type or print name and capacity)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS
I certify that I have custody of the minutes showing the above action by the shareholders.
Wayne A. Sherman
(signature of clerk, XXXXXXXXXXXX)

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

*This document MUST be signed by (1) the Clerk OR (2) the President or a vice-president *and* the Secretary or an assistant secretary, or such other officer as the bylaws may designate as a 2nd certifying officer OR (3) if there are no such officers, then a majority of the Directors or such directors as may be designated by a majority of directors then in office OR (4) if there are no such directors, then the Holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon OR (5) the Holders of all of the outstanding shares of the corporation.

SUBMIT COMPLETED FORMS TO: CORPORATE EXAMINING SECTION, SECRETARY OF STATE, 101 STATE HOUSE STATION, AUGUSTA, ME 04333-0101 TEL. (207) 287-4195

FORM NO. MBCA-9 Rev. 96

107

EXHIBIT A

PROPOSED AMENDMENT TO ARTICLES OF INCORPORATION

VOTED: That the Articles of Incorporation of the Company are hereby amended by adding thereto a new Section 15, to read in its entirety as follows:

Sect. 15. Approval of Business Combinations.

A. Business Combinations with Non-Control Persons.

The affirmative vote of the holders of at least two-thirds of all shares of stock of the Company entitled to vote in elections of Directors, considered for the purposes of this Section 15 as one class, shall be required for the adoption or authorization of a Business Combination (as hereinafter defined) with any other Person (as hereinafter defined) if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon and as of the date of the stockholders' meeting at which such a vote is taken, such other Person is not a Control Person (as hereinafter defined); provided that such two-thirds voting requirement shall not be applicable if:

1. The Business Combination shall have been approved in advance by the affirmative vote or written consent of Continuing Directors constituting a majority of the Directors then in office; and

2. The Business Combination shall have received such approval, if any, as may otherwise be required from stockholders.

B. Business Combinations with Control Persons.

The affirmative vote of the holders of at least ninety percent (90%) of all shares of stock of the Company entitled to vote in elections of Directors, considered for the purposes of this Section 15 as one class, shall be required for the adoption or authorization of a Business Combination with any other Person if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon or as of the date of the stockholder meeting at which such vote is to be taken, such other Person is a Control Person; provided that such ninety percent (90%) voting requirement shall not be applicable if:

1. The cash, or fair market value of other consideration, to be received per share by common stockholders of the Company in such Business Combination is not less than the highest per share price (including brokerage commissions and/or soliciting dealers'

fees) paid by such other Person in acquiring any of its holdings of the Company's common shares; and

2. After such other Person became a Control Person and prior to the consummation of such Business Combination: (a) there shall have been no reduction in the rate of dividends payable on the Company's common shares except as necessary for a quarterly dividend payment not to exceed twenty percent (20%) of the net income of the Company for the four full consecutive fiscal quarters immediately preceding the declaration date of such dividend, or except as may have been approved by the affirmative vote or written consent of Continuing Directors constituting a majority of the Directors then in office; (b) such other Person shall not have acquired any newly issued shares of stock, directly or indirectly, from the Company (except upon conversion of convertible securities acquired by it prior to becoming a Control Person, or as a result of a pro rata stock dividend or stock split); and (c) such other Person shall not have acquired any additional common shares of the Company or securities convertible into common shares except as a part of the transaction which results in such other Person becoming a Control Person; and

3. Such other Person shall not have received the benefit, directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by the Company; and

4. A proxy statement containing information equivalent to that required by Schedule 14A (or any successor regulation of the Securities and Exchange Commission) under the Securities Exchange Act of 1934 (regardless of whether the Company is then subject to the proxy regulations under such Act) shall have been mailed to stockholders of the Company for the purpose of soliciting stockholder approval of such Business Combination and shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors, or any of them, may choose to state and, if deemed advisable by a majority of the Continuing Directors, an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of such Business Combination, from the point view of the stockholders of the Company other than such other Person (such investment banking firm to be selected by a majority of the Continuing Directors and to be paid a reasonable fee for their services by the Company); and

5. Such other Person shall have provided notice to all of the Company's stockholders of the commencement of any action or filing of any petition before the Maine Public Utilities Commission, or any successor Commission or agency of the State of Maine, seeking approval of the Business Combination prior to the commencement or filing thereof; and

6. The Business Combination shall have been approved or authorized by the affirmative vote of the holders of not less than two-thirds of all shares of stock of the Company entitled to vote in elections of Directors, considered for the purpose of this Section 15 as one class.

C. Definitions.

As used in this Section 15,

1. The term "Control Person" shall mean (a) a Person that owns directly, indirectly or through a chain of successive ownership, or exercises voting control over, ten percent (10%) or more of the voting securities of the Company, or (b) any one of a group of Persons that has an agreement, arrangement or understanding, whether or not in writing, for the purpose of owning or acquiring, directly, indirectly or through a chain of successive ownership, ten percent (10%) or more of the voting securities of the Company or exercising voting control over ten percent (10%) or more of the voting securities of the Company, provided that a Person shall not be deemed to exercise voting control over the voting securities of the Company if that Person holds such voting control in good faith and not for the purpose of circumventing this Section 15 as an Underwriter or as an agent, bank, broker, nominee, custodian or trustee for one or more beneficial owners of the voting securities of the Company who do not individually own directly, indirectly or through a chain of successive ownership, ten percent (10%) or more of the voting securities of the Company or any other Person if the agreement, arrangement or understanding to vote securities of the Company arises solely from a revocable proxy given in response to a proxy solicitation;

2. The term "Affiliated Interest" shall mean an "affiliated interest" within the meaning of 35-A M.R.S.A. § 707(1)(A) as in effect on January 1, 1999;

3. The term "Person" shall include any individual, corporation, or other entity, and any individual, corporation or other entity that is an Affiliated Interest thereof;

4. The term "Business Combination" shall include (i) any merger or consolidation of the Company or any Subsidiary (as hereinafter defined) with or into any other Person; (ii) any sale, lease, exchange or other disposition, in one transaction or a series of transactions, of assets of the Company or any Subsidiary having an aggregate market value equal to ten percent (10%) or more of the aggregate market value, or book value determined in accordance with good accounting practices, of all the assets, determined on a consolidated basis, of the Company, or having an aggregate market value equal to ten percent (10%) or more of the aggregate market value of all outstanding stock of the Company, or representing ten percent (10%) or more of the earning power or income, determined on a consolidated basis, of the Company provided that the making of a mortgage or pledge or bond indenture of or other security interest in all or any part of the assets of the Company, whether or not in the usual and regular course of business, shall not be a "Business Combination"; (iii) the issuance or transfer by the Company or a Subsidiary in one transaction or a series of transactions of any stock of the Company or a Subsidiary which has an aggregate market value equal to five percent (5%) or more of the aggregate market value of all the outstanding stock of the Company, except to an Underwriter or by a Subsidiary to the Company, or pursuant to the exercise of warrants or rights to purchase stock offered, or dividend or distribution paid or made, pro rata to all

stockholders of the Company; and (iv) any sale, lease, exchange or other disposition of assets of any other Person to the Company or a Subsidiary where the consideration to be paid by the Company and Subsidiary consists of securities or any other assets (except assets having an aggregate fair market value of less than ten percent (10%) of the aggregate market value, or book value determined in accordance with good accounting practice, of all assets, determined on a consolidated basis, of the Company);

5. The term "Continuing Director" shall mean an individual who was a member of the Board of Directors of the Company as of May 4, 1999, or whose nomination for election to the Board of Directors was approved in advance by the affirmative vote or written consent of a majority of the Continuing Directors then in office;

6. For the purposes of subparagraph B(1) of this Section 15, the term "other consideration to be received" shall mean common shares of the Company retained by its existing stockholders in the event of a Business Combination with such other Person in which the Company is the surviving corporation;

7. The term "Subsidiary" shall include all entities which are directly or indirectly controlled by the Company; and

8. The term "Underwriter" shall mean any Person engaged in business as an underwriter or group of Persons engaged in business as underwriters to whom voting securities of the Company are issued or transferred in good faith in connection with a firm commitment underwriting of an offering of the Company's voting securities and not for the purpose of circumventing this Section 15.

D. Interpretation.

A majority of the Continuing Directors shall have the power to determine for the purposes of this Section 15 on the basis of information known to them whether (1) a Person is a Control Person or an Affiliated Interest, (2) the aggregate market value of outstanding stock of the Company or a Subsidiary, (3) the aggregate market value of any assets sold, leased, exchanged, mortgaged, pledged, transferred or otherwise disposed of by or to the Company or a Subsidiary, (4) the earning power or income of the Company or a Subsidiary or any assets thereof, (5) whether or not a Person is an Underwriter, (6) whether or not a proxy statement contains information equivalent to that required by Schedule 14A or any successor regulation, and (7) whether an entity is a Subsidiary. Any such determination made by them shall be binding upon the Company and all stockholders.

E. Amendment.

No amendment to the Articles of Incorporation of the Company shall amend, alter, change or repeal any of the provisions of this Section 15, unless the amendment effecting such amendment, alteration, change or repeal shall receive the affirmative vote or consent of the holders of ninety percent (90%) of all outstanding voting shares of the Company, considered for the purposes of the Section 15 as one class; provided that this paragraph E shall not apply to, and such ninety percent (90%) vote or consent shall not be required for, any amendment, alteration, change or repeal recommended to the stockholders by the affirmative vote or written consent of Continuing Directors constituting a majority of the Directors then in office.

F. Other Obligations.

Nothing contained in this Section 15 shall be construed to relieve any Person from any fiduciary or other obligation imposed by law.

Minimum Fee $35 (See §1401 sub-§15)

File No. 18810000 D Pages 3
Fee Paid $ 35
DCN 1991751800022 CHNG
FILED
21-JUN-99

Julie L Flynn
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

DOMESTIC
BUSINESS CORPORATION

STATE OF MAINE

ARTICLES OF AMENDMENT

(Shareholders Voting as One Class)

BIDDEFORD AND SACO WATER COMPANY
(Name of Corporation)

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

FIRST: All outstanding shares were entitled to vote on the following amendment as one class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders on (date) June 10, 1999
("X" one box only)

☒ at a meeting legally called and held *OR* ☐ by unanimous written consent

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
106,104	69,499	2,224

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $ ________________

The total number of all such shares (of all classes and series) *without par value* is ________________ shares

SIXTH: The address of the registered office of the corporation in the State of Maine is 181 Elm Street, Biddeford, ME 04005

(street, city, state and zip code)

DATED June 17, 1999

*By Wayne A. Sherman (signature)

(signature)

Wayne A. Sherman, Clerk

(type or print name and capacity)

*By ______________________

(signature)

____

(type or print name and capacity)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS

I certify that I have custody of the minutes showing the above action by the shareholders.

Wayne A. Sherman

(signature of clerk, secretary or asst. secretary)

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

---

*This document **MUST** be signed by (1) the **Clerk** OR (2) the **President** or a vice-president *and* the **Secretary** or an assistant secretary, or such other officer as the bylaws may designate as a 2nd certifying officer OR (3) if there are no such officers, then a majority of the **Directors** or such directors as may be designated by a majority of directors then in office OR (4) if there are no such directors, then the **Holders**, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon OR (5) the **Holders of all of the outstanding shares** of the corporation.

SUBMIT COMPLETED FORMS TO: CORPORATE EXAMINING SECTION, SECRETARY OF STATE, 101 STATE HOUSE STATION, AUGUSTA, ME 04333-0101 TEL. (207) 287-4195

FORM NO. MBCA-9 Rev. 96

EXHIBIT A

PROPOSED AMENDMENT TO ARTICLES OF INCORPORATION

VOTED: That the provisions of the Articles of Incorporation of the Company added by a filing made with the Secretary of State of the State of Maine on March 30, 1984 are hereby rescinded and deleted in their entirety.

FURTHER VOTED: That the Articles of Incorporation of the Company are hereby amended by adding thereto a new Section 14, to read in its entirety as follows:

Sect. 14. Board of Directors. The Board of Directors shall consist of not less than five nor more than nine directors, the number of Directors to be fixed from time to time by vote of the Directors or by the affirmative vote of at least two-thirds of the outstanding shares of the Company entitled to vote for the election of Directors.

Directors must be and remain stockholders except that a stockholder, director or officer of another entity which owns stock of this Company and has a right to a vote thereon may be a director.

At the 1999 Annual Meeting of Stockholders, the Directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of Class I to expire at the 2000 Annual Meeting of Stockholders, the term of office of Class II to expire at the 2001 Annual Meeting of Stockholders, and the term of office of Class III to expire at the 2002 Annual Meeting of Stockholders, with the Directors in each class to hold office until their respective successors are duly elected and qualified. At each Annual Meeting of Stockholders after 1999, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election.

In addition to any vote required by law or by any other provision of these Articles of Incorporation, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Company entitled to vote for the election of Directors shall be required for any action by the stockholders to amend or repeal this Section 14 or to adopt, amend, or repeal any other provision of the Articles of Incorporation or Bylaws of the Company governing the size of the Board, the number of Directors in each class of Directors, the quorum or vote required to elect or remove Directors, or the procedures for nominating Directors or filling any vacancy in the Board.


DOMESTIC
BUSINESS CORPORATION
STATE OF MAINE
MAINE

CHANGE OF CLERK AND/OR CHANGE OF CLERK'S REGISTERED OFFICE

BIDDEFORD AND SACO WATER COMPANY
(Name of Corporation)

Filing Fee $20.00

File No. 18810000 D Pages 2
Fee Paid $ 20
DCN 1991751800021 CLRK
-----FILED-----
21-JUN-99

Julie L. Flynn
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

Pursuant to 13-A MRSA §304, the undersigned corporation executes and delivers for filing the following change(s):

FIRST: The name and registered office of the clerk appearing on the record in the Secretary of State's office:

John W. L. White
(name)

181 Elm Street, Biddeford, ME 04005
(street, city, state and zip code)

SECOND: The name and registered office of the successor (new) clerk, who must be a Maine resident:

Wayne A. Sherman
(name)

181 Elm Street, Biddeford, ME 04005
(physical location - street (not P.O. Box), city, state and zip code)

(mailing address if different from above)

THIRD: Upon a change in clerk this must be completed:

☐ Such change was authorized by the board of directors and the power to make such change is not reserved to the shareholders by the articles or the bylaws.

☒ Such change was authorized by the shareholders.

DATED June 17, 1999

*By 
(signature)

Wayne A. Sherman, Clerk
(type or print name and capacity)

*By
(signature)

(type or print name and capacity)


MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS

I certify that I have custody of the minutes showing the above action by the shareholders.

(signature of clerk, [illegible])

THE FOLLOWING SHALL BE COMPLETED BY THE CLERK *UNLESS* THIS DOCUMENT IS ACCOMPANIED BY FORM MBCA-18A (§304.2-A.).

The undersigned hereby accepts the appointment as clerk for the above named domestic business corporation.

CLERK

DATED June 17, 1999


(signature)

Wayne A. Sherman
(type or print name)

*This document MUST be signed by (1) the *NEW* Clerk OR (2) the President or a vice-president *and* the Secretary or an assistant secretary, or such other officer as the bylaws may designate as a 2nd certifying officer OR (3) if there are no such officers, then a majority of the Directors or such directors as may be designated by a majority of directors then in office OR (4) if there are no such directors, then the Holders, or such of them as may be designated by the holders, *of record of a majority of all outstanding shares* entitled to vote thereon OR (5) the Holders of all of the outstanding shares of the corporation.

SUBMIT COMPLETED FORMS TO: CORPORATE EXAMINING SECTION, SECRETARY OF STATE, 101 STATE HOUSE STATION, AUGUSTA, ME 04333-0101 TEL. (207) 287-4195

FORM NO. MBCA-3 Rev. 9/97

EXHIBIT 2.2

Bylaws (as amended)

Exhibit E

as amended to & including 6/13/91

NB Article IV amended 6/10/99 per attached

BY-LAWS FOR

BIDDEFORD AND SACO WATER COMPANY
Biddeford, Maine

ADOPTED AT SPECIAL STOCKHOLDERS' MEETING HELD ON JUNE 26, 1941

ARTICLE I.

NAME - LOCATION - CORPORATE SEAL

Section 1. The name of the Company is Biddeford and Saco Water Company

Section 2. The location and principal office of the Company shall be in the City of Biddeford, York County, Maine, at such place as the Board of Directors may from time to time designate, and the Company shall have and maintain such other offices as the Board of Directors may deem expedient.

Section 3. The Company shall have a circular seal which shall have inscribed thereon the name of the Company and the year of its organization.

ARTICLE II

CAPITAL STOCK

Section 1. Authorized Capital Stock.

On and after June 13, 1974, the authorized Capital Stock of the Company shall be four million dollars ($4,000,000) represented by one hundred sixty thousand (160,000) shares of Common Stock of the par value of twenty-five dollars ($25.00) each. The Common Stock shall be entitled to one vote per share at each meeting of the Stockholders.

Section 2. Stock Certificates.

All certificates representing shares of Capital Stock shall be signed by the President, or any Vice President, and the Treasurer, or Assistant Treasurer, and shall have affixed thereto the corporate seal.

Section 3. Transfer Agent and Registrar.

The Board of Directors may appoint a transfer agent and a register of transfers, and if such transfer agent and registrar is appointed, all stock certificates shall be countersigned by such transfer agent and by such registrar of transfers.

as amended to &
including 6/13/91

Section 4. Transfer of Stock.

Shares of Capital Stock shall be transferable only on the books of the Company by the holder thereof in person, or by attorney duly authorized thereto in writing, and upon the surrender and cancellation of the Certificate therefor duly endorsed.

Section 5. Lost, Mutilated, or Destroyed Certificates.

In case of the loss, mutilation or destruction of any certificate of stock, the owner thereof may obtain a new Certificate in place thereof upon giving such proof of loss, mutilation, or destruction, and furnishing such security as the Board of Directors may require.

ARTICLE 111.

MEETINGS OF STOCKHOLDERS.

Section 1. Annual Meeting.

The Annual Meeting of the Stockholders shall be held at two o'clock in the afternoon, on the second Thursday of June of each year, at the Company's Office in Biddeford, Maine, unless otherwise determined by the Directors, for the election of a Board of Directors and a Clerk to serve for the ensuing year and until their successors are elected; provided, however, that if other business is to be transacted at said Annual Meeting, the Notice of said Annual Meeting shall specify the business to be transacted.

Section 2. Special Meetings of Stockholders.

Special Meetings of the Stockholders may be called at any time by order of the Board of Directors or the President, or by stockholders representing not less than one-fifth of the capital stock then outstanding and entitled to vote. Such meetings shall be held at such place within the State of Maine as may be designated by the Board of Directors.

Section 3. Notice of Stockholders' Meetings.

Notices of any annual or special meeting of stockholders shall be mailed to each stockholder of record at least five (5) days prior to the meeting at his last known address as the same appears on the stock books of the Company. Such notice shall specify the time and place of holding the meeting. The notice of any special meeting shall, in addition, state the object or objects for which said meeting is called, and no business except such as is specified in said notice shall be transacted at any such special meeting.

Section 4. Quorum of Stockholders.

Except as hereinafter specified, the holders of one-third (1/3) of the stock of the Company issued and outstanding and entitled to vote shall constitute a quorum for the transaction of business at any meeting, but a less number may convene any meeting and may adjourn the same, from time to time, until a quorum shall be present, and no notice of such adjournment shall be necessary. When a quorum is present at any meeting, a majority of the stock represented thereat and entitled to vote shall decide any question brought before said meeting.

Section 3. Proxies and Voting.

Each stockholder entitled to vote may vote in person or by proxy in writing or by general power of attorney produced at the meeting. Such power of attorney shall be good until revoked. No proxy shall be valid when granted more than six (6) months before the meeting, the date of which shall be named therein, and it shall not be valid after the final adjournment thereof.

ARTICLE IV.

Amended 6/10/99

ELECTION OF DIRECTORS

The stockholders shall annually elect by ballot a Board of seven (7) directors. Directors so elected shall continue in office until the next annual meeting and until their successors are elected and qualified, except that any Director first elected to the Board after Jun 13, 1991, shall resign from the Board no later than the day he/she becomes seventy-two (72) years of age. Directors must be and remain stockholders except that a member of another corporation which owns stock of this Company and has a right to vote thereon may be a director. Any vacancy or vacancies in the Board of Directors, arising from any cause, may be filled by the remaining Directors until the next election of Directors by the stockholders.

ARTICLE V.

MEETINGS OF THE BOARD OF DIRECTORS.

Section 1. Regular Meetings of Directors.

Regular meetings of the Board of Directors may be held at such places and at such times as the Board may by vote determine, and if so determined, no notice thereon need be given.

Section 2. Special Meetings of the Board of Directors.

Special meetings of the Board of Directors may be held at any time upon the call of the Clerk under the direction of the President or any Vice President, or any two (2) Directors then in office, of which meeting reasonable notice in writing or otherwise shall be given to each Director, or sent to his residence of place of business, the time and place for holding the meeting to be designated in the notice. In any event twenty-four (24) hours shall be reasonable notice.

Unless otherwise indicated in the notice calling the meeting any and all business may be transacted at any such special meeting.

Section 3. Quorum of Board of Directors.

A majority of the Board of Directors shall constitute a quorum for the transaction of business, but a less number may convene and adjourn any such meeting from time to time until a quorum is present, of which adjournment no notice need be given. All questions coming before any meeting of the Board of Directors for action shall be decided by a majority vote of the Directors present at such meeting.

ARTICLE VI.

OFFICERS AND AGENTS

The Board of Directors shall choose from their own body or otherwise, as is deemed most expedient, a president and one or more Vice Presidents of the company. They shall choose from their own body or otherwise, as they see fit, a Treasurer and such other officers and agents as they, in their discretion, consider desirable, and, subject to the provisions of the By-Laws, may fix the authority and duties of such officers and agents. All such officers shall hold office until their successors are chosen and duly qualified, provided, however, that the Board of Directors shall have power, at any time, with or without cause, to remove from office any of such officers, as well as any other agent or employee of the Company, whether appointed by said Board or otherwise.

ARTICLE VII.

POWERS AND DUTIES OF DIRECTORS AND OFFICERS.

Section 1. Board of Directors

The Board of Directors shall have and may exercise all the powers and authority granted by law to the Company, except in such matters as may be especially excepted by the By-Laws of the Company or by the laws of the State of Maine, and to do all lawful things, which in their opinion, are expedient to be done in the management of the Company. They shall have power to delegate, from time to time, such authority as they may deem necessary to any one or more members of the board acting as a committee in order that the business of the Company may be transacted with promptness and dispatch.

Section 2. President.

The President shall preside at all meetings of the stockholders. He shall, subject to the control of the Board of Directors, have general supervision of the affairs of the Company. He shall prescribe the duties and fix the compensation of all agents and employees when not fixed by the Board of Directors or by these By-Laws, and shall attend to such other business as the Board of Directors may direct.

Section 3. Vice Presidents.

Each Vice President shall have such powers and duties as the Board of Directors or the President shall designate, and, in the absence or disability of the President, the ranking Vice President shall perform the duties and exercise the powers of the President.

Section 4. Treasurer.

The Treasurer shall receive and be responsible for all cash, notes and securities and valuable papers of the Company, and is authorized to give receipts for all moneys due and payable to the Company from whatever source, and to endorse for deposit and collection, checks, drafts and warrants in the name of the Company. All funds of the Company shall be deposited to the credit of the Company in such banks and trust companies as the Board of Directors may, from time to time, designate. The Treasurer shall keep proper books of account for the Company and such other books as the Board of Directors may direct, and shall pay out money as the business of the Company may require, taking proper vouchers. He shall affix the seal of the Company to such instruments as it is necessary and proper to execute under seal and attest the same, and discharge such other duties as pertain to his office or as may be assigned to him by the Board of Directors or by the President.

If there be an Assistant Treasurer, he shall perform such duties as may be assigned to him by the Board of Directors or by the President, and in the absence or disability of the Treasurer, and also at any time under the direction of the Treasurer, shall act with all the powers of the Treasurer.

The Treasurer and Assistant Treasurer, if any, shall give, and other officers, agents and employees of the Company may be required by the Board of Directors to give, at the expense of the Company, bonds in such amount and form, with such sureties as the Board of Directors may require and approve for the faithful discharge of their respective offices and positions.

Section 5. Clerk.

The Clerk shall be elected by the stockholders, shall be a resident of the State of Maine, and shall be sworn to a faithful discharge of his duties. He shall record all the minutes of the meetings of the stockholders in a book to be kept for that purpose. He shall keep a book containing a true and complete list of all stockholders, their residences, and the amount of stock held by each, and shall keep such other books, and perform such other duties, as pertain to his office, or are required by the By-Laws or by statute, or as may be assigned to him from time to time by the Board of Directors or by the President. In the absence or disability of the Clerk, the President or Vice President may appoint a Clerk pro tempore, who shall be sworn.

Section 6. Compensation of Directors and Officers.

The compensation of the Directors, President, Vice Presidents, Treasurer, Assistant Treasurer, and Clerk shall be fixed by the Board of Directors.

ARTICLE VIII.

LOAN AND EXECUTION OF PAPERS.

Section 1. Loans.

No loans shall be contracted or money borrowed in behalf of the Company unless previously authorized by the Board of Directors. When such authorization has been given, any officer or agent of the Company thereunto duly authorized may effect loans and advance at any time for the Company from any institution, firm or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other evidences of indebtedness of the Company and, as security for the payment of any and all loans, advances, indebtedness and liabilities of the Company, may pledge, hypothecate or transfer any and all stocks, securities and other personal property at any time owned by the Company, if not previously mortgaged, pledged or hypothecated, and to that end may endorse, assign and deliver the same. Such authority may be general or confined to specific instances.

Section 2. Execution of Papers.

All checks, drafts and negotiable instruments shall be signed by one of such officers of the Company, or by such other person or persons as the Board of Directors may direct.

All contracts shall be signed by such officer or officers, or such other person, as the Board of Directors may direct.

All deeds or other instruments of transfer of property shall be executed in the name of the company by such officer or officers as the Board of Directors may designate.

12

13

ARTICLE IX.

FISCAL YEAR

The fiscal year of the company shall commence on the first day of January and end on the last day of December of each year.

ARTICLE X.

AMENDMENTS

These By-Laws may be amended, altered or repealed at any annual or special meeting of the stockholders, if the notice of such meeting contains notice of the proposed amendment, alteration o repeal, by the majority vote of the shares present or represented at such meeting.

VOTED: That Article IV of the Company's bylaws be amended to read in its entirety as follows:

ARTICLE IV.

ELECTION OF DIRECTORS

The Board of Directors shall consist of not less than five nor more than nine directors, the number of Directors to be fixed from time to time by vote of the Directors or by the affirmative vote of at least two-thirds of the outstanding shares of the Company entitled to vote for the election of Directors. Directors must be and remain shareholders except that a shareholder, director or officer of another entity which owns stock of this Company and has a right to a vote thereon may be a director. At the 1999 Annual Meeting of Shareholders, the Directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of Class I to expire at the 2000 Annual Meeting of Shareholders, the term of office of Class II to expire at the 2001 Annual Meeting of Shareholders, and the term of office of Class III to expire at the 2002 Annual Meeting of Shareholders, with the Directors in each class to hold office until their respective successors are duly elected and qualified. At each Annual Meeting of Shareholders after 1999, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding Annual Meeting of Shareholders after their election, except that any Director first elected to the Board after June 13, 1991 shall resign from the board no later than the day he or she becomes seventy-two years of age.

P:\KCJ\biddsaco\bylaw.amend.wpd

EXHIBIT 13.1

Solicitation of Interest Letter

BIDDEFORD & SACO WATER CO.
Supplying
BIDDEFORD, SACO, OLD ORCHARD BEACH
AND PINE POINT

181 ELM STREET P.O. BOX 304
BIDDEFORD, MAINE 04005-0304

C.S. MANSFIELD, Jr., President & Treasurer
ROBERT R. THERIAULT, Assist. Treasurer
THOMAS CARR III, Distribution Superintendent
CHRISTOPHER M. MANSFIELD, Deputy Manager

TELEPHONE
Area Code **207**
282-1543

May 28, 2010

TO OUR SHAREHOLDERS:

This past December, I sent letters to shareholders in selected states (Maine, Massachusetts, and Florida) to gauge possible interest in a common stock offering by Biddeford and Saco Water Company directly to shareholders. As I discussed in the letter and at prior shareholder meetings, the Company faces a need to raise significant capital over the coming years.

Based on feedback received from shareholders in response to my letter, the Company has decided to proceed with an offering of common stock, at a price of $67.50 per share. Net proceeds from the offering would be used to reduce the balance on the Company's line of credit, and to put the Company in a position to earn a greater return on its invested capital.

The Company has concluded that Biddeford and Saco Water Company shareholders have statutory preemptive rights under Maine law. *A "preemptive right" is a pro rata right to purchase a portion of a new common stock offering, sufficient to preserve that shareholder's current ownership percentage.*

We have filed with the Securities and Exchange Commission a Form 1-A offering statement, covering an offering of 31,000 shares of common stock at the offering price of $67.50 per share. As described below, we plan to pursue this offering in selected states where most of our shareholders reside. By virtue of your preemptive rights, however, as a record or beneficial owner of Biddeford and Saco Water Company common stock, you will have a pro rata right to purchase shares regardless of where you reside.

The Company is conducting this offering primarily in Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, Pennsylvania, and Maryland. The securities laws of those states allow the Company to make an offering without incurring substantial additional expense. Shareholders from those states who offer to purchase common stock may do so, if they wish, in amounts not limited to their pro rata percentage of the offered shares, subject however to availability and other conditions set forth in the form of Subscription Agreement for this offering.

For those of you who reside in states *other than* Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, Pennsylvania, and Maryland, you have a preemptive right to purchase your pro rata portion of the offering – i.e. up to 30% of the total number of shares of Biddeford and Saco Water Company common stock that you already own. Depending on the securities laws in your state, the Company may be able to offer you shares in excess of your pro rata percentage of the offering. We plan to assess this once we know which shareholders might be interested in purchasing more than their pro rata percentage.

To exercise your preemptive rights, you must return to us the enclosed Preemptive Rights Election by July 7, 2010 (i.e. within 40 days of the date of this letter). If we receive the form from you by that date, we will send you a copy of the final offering circular for this offering, together with a Subscription Agreement. **Returning the enclosed Preemptive Rights Election will <u>not</u> obligate you to purchase. A binding offer to purchase can be made by you only by submitting a signed Subscription Agreement in the form provided with the final offering circular.**

Thank you for your continued support of the Biddeford and Saco Water Company.

On behalf of the Board of Directors
C.S. Mansfield, Jr., President

Biddeford & Saco Water Company
181 Elm Street
P.O. Box 304
Biddeford, ME 04005-0304

Telephone *(207) 282-1543*
Facsimile *(207) 282-1544*

PREEMPTIVE RIGHTS ELECTION

The undersigned represents that he or she owns the following number of shares of Biddeford and Saco Water Company common stock (either in the undersigned's name directly or through an account with a bank or securities firm):

TOTAL SHARES OWNED IN THE COMPANY: ______________ *[insert number now owned]*

The undersigned understands that, pursuant to statutory preemptive rights, he or she has the right to purchase a portion of the common stock being offered by the Company, namely up to 30% of the number of shares he or she now owns. [*For example, in the case of a shareholder who now owns 1,000 shares of Company common stock, he or she has a preemptive right to purchase up to 300 shares (30%) of the offered common stock. Depending on the state in which the shareholder resides, the Company may be able to sell the shareholder more than his or her pro rata portion, if he or she elects to do so.*]

The undersigned wishes to reserve ______________ shares *[insert number]* for possible future purchase by him or her, at $67.50 per share, payable by check or wire transfer to the Company. **This is not a commitment to purchase. A commitment can only be made by executing a Subscription Agreement, in the form to be provided by the Company after the shareholder has received the Company's offering circular for this offering.**

NOTE: IF YOU DO NOT WISH TO PURCHASE ANY SHARES THROUGH THIS OFFERING, YOU DO NOT NEED TO RETURN THIS FORM.

Date: __________________, 2010

Signature(s): ______________________________________

____

Print Name and Address: ______________________________________

____

____

____

Comments or questions?:

EXHIBIT 15.1

Notice of Preemptive Rights

BIDDEFORD & SACO WATER CO.
Supplying
BIDDEFORD, SACO, OLD ORCHARD BEACH
AND PINE POINT

181 ELM STREET P.O. BOX 304
BIDDEFORD, MAINE 04005-0304

C.S. MANSFIELD, Jr., President & Treasurer
ROBERT R. THERIAULT, Assist. Treasurer
THOMAS CARR III, Distribution Superintendent
CHRISTOPHER M. MANSFIELD, Deputy Manager

TELEPHONE
Area Code **207**
282-1543

May 28, 2010

TO OUR SHAREHOLDERS:

This past December, I sent letters to shareholders in selected states (Maine, Massachusetts, and Florida) to gauge possible interest in a common stock offering by Biddeford and Saco Water Company directly to shareholders. As I discussed in the letter and at prior shareholder meetings, the Company faces a need to raise significant capital over the coming years.

Based on feedback received from shareholders in response to my letter, the Company has decided to proceed with an offering of common stock, at a price of $67.50 per share. Net proceeds from the offering would be used to reduce the balance on the Company's line of credit, and to put the Company in a position to earn a greater return on its invested capital.

The Company has concluded that Biddeford and Saco Water Company shareholders have statutory preemptive rights under Maine law. *A "preemptive right" is a pro rata right to purchase a portion of a new common stock offering, sufficient to preserve that shareholder's current ownership percentage.*

We have filed with the Securities and Exchange Commission a Form 1-A offering statement, covering an offering of 31,000 shares of common stock at the offering price of $67.50 per share. As described below, we plan to pursue this offering in selected states where most of our shareholders reside. By virtue of your preemptive rights, however, as a record or beneficial owner of Biddeford and Saco Water Company common stock, you will have a pro rata right to purchase shares regardless of where you reside.

The Company is conducting this offering primarily in Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, Pennsylvania, and Maryland. The securities laws of those states allow the Company to make an offering without incurring substantial additional expense. Shareholders from those states who offer to purchase common stock may do so, if they wish, in amounts not limited to their pro rata percentage of the offered shares, subject however to availability and other conditions set forth in the form of Subscription Agreement for this offering.

For those of you who reside in states *other than* Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, Pennsylvania, and Maryland, you have a preemptive right to purchase your pro rata portion of the offering – i.e. up to 30% of the total number of shares of Biddeford and Saco Water Company common stock that you already own. Depending on the securities laws in your state, the Company may be able to offer you shares in excess of your pro rata percentage of the offering. We plan to assess this once we know which shareholders might be interested in exercising their preemptive rights for more than their pro rata percentage.

To exercise your preemptive rights, you must return to us the enclosed Preemptive Rights Election by July 7, 2010 (i.e. within 40 days of the date of this letter). If we receive the form from you by that date, we will send you a copy of the final offering circular for this offering, together with a Subscription Agreement. **Returning the enclosed Preemptive Rights Election will not obligate you to purchase. A binding offer to purchase can be made by you only by submitting a signed Subscription Agreement in the form provided with the final offering circular.**

Thank you for your continued support of the Biddeford and Saco Water Company.

On behalf of the Board of Directors
C.S. Mansfield, Jr., President

Biddeford & Saco Water Company
181 Elm Street
P.O. Box 304
Biddeford, ME 04005-0304

Telephone *(207) 282-1543*
Facsimile *(207) 282-1544*

PREEMPTIVE RIGHTS ELECTION

The undersigned represents that he or she owns the following number of shares of Biddeford and Saco Water Company common stock (either in the undersigned's name directly or through an account with a bank or securities firm):

TOTAL SHARES OWNED IN THE COMPANY: _______________ *[insert number now owned]*

The undersigned understands that, pursuant to statutory preemptive rights, he or she has the right to purchase a portion of the common stock being offered by the Company, namely up to 30% of the number of shares he or she now owns. [*For example, in the case of a shareholder who now owns 1,000 shares of Company common stock, he or she has a preemptive right to purchase up to 300 shares (30%) of the offered common stock. Depending on the state in which the shareholder resides, the Company may be able to sell the shareholder more than his or her pro rata portion, if he or she elects to do so.*]

The undersigned wishes to reserve ______________ shares *[insert number]* for possible future purchase by him or her, at $67.50 per share, payable by check or wire transfer to the Company. **This is not a commitment to purchase. A commitment can only be made by executing a Subscription Agreement, in the form to be provided by the Company after the shareholder has received the Company's offering circular for this offering.**

NOTE: IF YOU DO NOT WISH TO PURCHASE ANY SHARES THROUGH THIS OFFERING, YOU DO NOT NEED TO RETURN THIS FORM.

Date: ____________________, 2010

Signature(s): ____

____

Print Name and Address: ____

____

____

____

Comments or questions?: